UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	November 14, 2011

Financial Statements for the Second Quarter of Fiscal 2011 (Six months ended September 30, 2011) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/

Representative:	Yasuhiro Sato President & CEO
For Inquiry:	Hisaaki Hirama General Manager of Accounting
Phone: +81-3-5224-2030

Filing of Shihanki Hokokusho (scheduled):	November 28, 2011	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):	December 7, 2011

Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2011

(for the six months ended September 30, 2011)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1H F2011	1,344,326	(7.2)	256,467	(39.4)	254,665	(25.4)
1H F2010	1,449,871	(2.3)	423,829	308.3	341,759	289.2

Note: Comprehensive Income: 1H F2011: ¥177,529 million, (39.6)%; 1H F2010: ¥294,024 million, -%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2011	11.28	10.76
1H F2010	19.15	17.50

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million	¥ million	%	%
1H F2011	161,286,878	6,518,929	2.8	14.92
Fiscal 2010	160,812,006	6,623,999	2.6	15.30

Reference:	Own Capital: As of September 30, 2011: ¥4,568,035 million; As of March 31, 2011: ¥4,329,116 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100
	2.	Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).
	3.	Consolidated Capital Adequacy Ratio (BIS) as of September 30, 2011 is a preliminary figure.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2010	—	0.00	—	6.00	6.00
Fiscal 2011	—	3.00
Fiscal 2011 (estimate)			—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2011 (for the fiscal year ending March 31, 2012)

	(%: Changes from the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2011	460,000	11.3	19.55

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2011: No
	2.	The number of shares of common stock used in the above calculation is based on the following:
•

The average of “the average number of shares during the 1H Fiscal 2011” and “the number of shares as of September 30, 2011 (which is expected to be the average number of shares during the 2H of fiscal 2011)” is used.

•

It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2011.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: No

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(3) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of September 30, 2011 As of March 31, 2011	24,013,550,567 shares 21,782,185,320 shares

‚ Period-end treasury stock:	As of September 30, 2011 As of March 31, 2011	85,754,990 shares 5,656,647 shares

ƒ Average number of outstanding shares:	1st Half of Fiscal 2011 1st Half of Fiscal 2010	22,181,330,433 shares 17,846,169,840 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2011

(for the six months ended September 30, 2011)

(1) Non-Consolidated Results of Operations			(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2011	22,910	(29.7)	12,502	(45.6)	9,145	(45.4)	9,050	(45.4)
1H F2010	32,606	66.3	22,991	130.6	16,770	450.1	16,585	436.1

	Net Income per Share of Common Stock
	¥
1H F2011	0.21
1H F2010	0.92

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2011	6,152,970	4,754,636	77.2
Fiscal 2010	6,035,158	4,652,883	77.0

Reference:	1. Own Capital: As of September 30, 2011: ¥4,753,617 million; As of March 31, 2011: ¥4,651,097 million
2. Maximum amount available for dividends as of September 30, 2011: ¥1,293,907 million; As of March 31, 2011: ¥1,434,007 million
(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2010	—	0.00	—	20.00	20.00
Fiscal 2011	—	10.00
Fiscal 2011 (estimate)			—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2010	—	0.00	—	30.00	30.00
Fiscal 2011	—	15.00
Fiscal 2011 (estimate)			—	15.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Qualitative Information related to Financial Results	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Interim Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-10
	(5) Additional Information	p.1-10

3.	Interim Non-Consolidated Financial Statements	p.1-11
	(1) Non-Consolidated Balance Sheets	p.1-11
	(2) Non-Consolidated Statements of Income	p.1-12
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-13
	(4) Note for Assumption of Going Concern	p.1-14

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for November 21, 2011 (Monday). It will be broadcasted live on the Internet and its presentation materials will also be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Qualitative Information related to Financial Results

(Please refer to “Summary Results for the Second Quarter (First Half) of Fiscal 2011” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment during the second quarter of fiscal 2011, while the United States is experiencing an extremely weak recovery, in Europe there is uncertainty in the financial system against the backdrop of the fiscal problems experienced by certain countries, which is gradually impacting the real economy. Thus overall, the recovery in the global economy is weakening.

In the United States, the recovery in the economy is extremely weak as the housing market and employment conditions continue to be sluggish. Regarding the future of the U.S. economy, the risk remains of a slackening in the economy with a further decline in housing prices and rising unemployment and others. With the fiscal constraints imposed by the debt ceiling, there is uncertainty going forward, including the ability to implement further economic stimulus measures. In Europe, the problem of sovereign risk is becoming apparent against the backdrop of the fiscal problems experienced by certain counties, impacting the real economy, as well as casting uncertainty over the financial system. The future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and the situation makes it difficult to say exactly what the effects will be on the global economy. In Asia, the increase in demand in the Chinese market has had an impact, inducing an increase in exports and production activity in neighboring economies. While the pace of growth is slowing somewhat, the region continues to maintain strong economic growth, although signs of a decline in growth are beginning to appear as the slowdown in the U.S. and the European economies takes effect.

In Japan, despite the continuing recovery from the sharp decline in the economy resulting from the impact of the Great Eastern Japan Earthquake, the weakness of the recovery in the overseas economies is leading to a slow recovery in Japan. As for the future direction of the economy, while there are positive boosting factors such as the growing demand for restoring damaged capital assets, there are also several causes for concern, such as a slowing in economies overseas, the constraints of electricity shortages, fluctuations in foreign exchange and stock prices and prolonged deflation. So the risk remains that these factors may hold back economic growth.

Under the above economic environment, Net Income for the second quarter (first half) of the fiscal year ending March 31, 2012 amounted to ¥254.6 billion, decreasing by ¥87.0 billion from the corresponding period of the previous fiscal year.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of September 30, 2011 amounted to ¥161,286.8 billion, increasing by ¥474.8 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,518.9 billion, decreasing by ¥105.0 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,601.3 billion, Accumulated Other Comprehensive Income amounted to ¥(33.3) billion and Minority Interests amounted to ¥1,949.8 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥61,731.6 billion, decreasing by ¥1,046.1 billion from the end of the previous fiscal year while Securities were ¥47,554.4 billion, increasing by ¥2,772.4 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥77,332.8 billion, decreasing by ¥1,901.0 billion from the end of the previous fiscal year.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 14.92% (preliminary).

	March 31, 2010	March 31, 2011	September 30, 2011
Basel II	13.46%	15.30%	14.92%

(3) Qualitative Information related to Consolidated Earnings Estimates

Based on the financial results for the second quarter of fiscal 2011, MHFG estimates Ordinary Profits of ¥590.0 billion (a decrease of ¥70.0 billion from the estimate which was announced on May 13, 2011) and Net Income of ¥460.0 billion (no change from the same estimate above) for fiscal 2011.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend at the beginning of this immediate release for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of September 30, 2011
Assets
Cash and Due from Banks	¥9,950,913	¥6,163,627
Call Loans and Bills Purchased	375,716	270,608
Receivables under Resale Agreements	7,467,309	7,512,195
Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512	6,118,870
Other Debt Purchased	1,667,808	1,564,197
Trading Assets	13,500,182	15,504,498
Money Held in Trust	122,267	75,028
Securities	44,782,067	47,554,498
Loans and Bills Discounted	62,777,757	61,731,606
Foreign Exchange Assets	977,465	1,022,902
Derivatives other than for Trading Assets	5,102,760	5,685,544
Other Assets	2,754,017	3,261,898
Tangible Fixed Assets	947,986	931,819
Intangible Fixed Assets	442,922	491,172
Deferred Tax Assets	488,769	450,982
Customers' Liabilities for Acceptances and Guarantees	3,673,339	3,667,333
Reserves for Possible Losses on Loans	(760,762)	(719,893)
Reserve for Possible Losses on Investments	(25)	(11)

Total Assets	¥160,812,006	¥161,286,878

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2011	As of September 30, 2011
Liabilities
Deposits	¥79,233,922	¥77,332,871
Negotiable Certificates of Deposit	9,650,236	11,160,993
Debentures	740,932	25,932
Call Money and Bills Sold	5,095,412	5,426,361
Payables under Repurchase Agreements	11,656,119	11,505,439
Guarantee Deposits Received under Securities Lending Transactions	5,488,585	8,698,140
Commercial Paper	226,167	348,164
Trading Liabilities	7,652,811	9,155,347
Borrowed Money	15,969,385	12,299,213
Foreign Exchange Liabilities	167,670	170,441
Short-term Bonds	585,497	570,796
Bonds and Notes	5,110,947	4,908,393
Due to Trust Accounts	1,045,599	997,173
Derivatives other than for Trading Liabilities	4,599,579	4,942,866
Other Liabilities	3,053,136	3,333,057
Reserve for Bonus Payments	39,336	29,722
Reserve for Employee Retirement Benefits	35,615	36,312
Reserve for Director and Corporate Auditor Retirement Benefits	2,239	1,993
Reserve for Possible Losses on Sales of Loans	420	686
Reserve for Contingencies	15,081	14,813
Reserve for Reimbursement of Deposits	15,229	16,089
Reserve for Reimbursement of Debentures	13,344	15,245
Reserves under Special Laws	1,382	1,212
Deferred Tax Liabilities	17,599	12,719
Deferred Tax Liabilities for Revaluation Reserve for Land	98,415	96,625
Acceptances and Guarantees	3,673,339	3,667,333

Total Liabilities	154,188,007	154,767,949

Net Assets
Common Stock and Preferred Stock	2,181,375	2,254,972
Capital Surplus	937,680	1,109,779
Retained Earnings	1,132,351	1,249,339
Treasury Stock	(3,196)	(12,712)

Total Shareholders’ Equity	4,248,209	4,601,378

Net Unrealized Gains (Losses) on Other Securities	(21,648)	(152,381)
Deferred Gains or Losses on Hedges	68,769	87,230
Revaluation Reserve for Land	137,707	135,088
Foreign Currency Translation Adjustments	(103,921)	(103,281)

Total Accumulated Other Comprehensive Income	80,906	(33,343)

Stock Acquisition Rights	2,754	1,019
Minority Interests	2,292,128	1,949,875

Total Net Assets	6,623,999	6,518,929

Total Liabilities and Net Assets	¥160,812,006	¥161,286,878

1-4

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Ordinary Income	¥1,449,871	¥1,344,326
Interest Income	733,453	693,324
Interest on Loans and Bills Discounted	454,147	435,294
Interest and Dividends on Securities	179,472	167,052
Fiduciary Income	24,058	24,507
Fee and Commission Income	271,146	267,300
Trading Income	177,612	87,688
Other Operating Income	185,542	187,294
Other Ordinary Income	58,058	84,210
Ordinary Expenses	1,026,042	1,087,858
Interest Expenses	179,908	158,175
Interest on Deposits	58,381	49,672
Interest on Debentures	3,986	339
Fee and Commission Expenses	56,171	55,968
Other Operating Expenses	59,031	55,429
General and Administrative Expenses	635,198	636,777
Other Ordinary Expenses	95,731	181,507

Ordinary Profits	423,829	256,467

Extraordinary Gains	34,961	91,443
Extraordinary Losses	7,713	4,277

Income before Income Taxes and Minority Interests	451,076	343,634

Income Taxes:
Current	11,236	21,043
Deferred	47,250	25,991
Total Income Taxes	58,486	47,034
Net Income before Minority Interests	392,590	296,599
Minority Interests in Net Income	50,831	41,933

Net Income	¥341,759	¥254,665

1-5

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Income before Minority Interests	¥392,590	¥296,599
Other Comprehensive Income	(98,566)	(119,070)
Net Unrealized Gains (Losses) on Other Securities	(149,161)	(136,627)
Deferred Gains or Losses on Hedges	60,003	18,788
Revaluation Reserve for Land	(21)	—
Foreign Currency Translation Adjustments	(9,206)	(516)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(180)	(714)

Comprehensive Income	294,024	177,529

Comprehensive Income Attributable to Owners of the Parent	249,043	143,034
Comprehensive Income Attributable to Minority Interests	44,980	34,495

1-6

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥1,805,565	¥2,181,375
Changes during the period
Issuance of New Shares	375,810	350
Increase in Stock due to Share Exchange	—	73,247

Total Changes during the period	375,810	73,597

Balance as of the end of the period	2,181,375	2,254,972

Capital Surplus
Balance as of the beginning of the period	552,135	937,680
Changes during the period
Issuance of New Shares	385,544	350
Increase in Stock due to Share Exchange	—	171,575
Disposition of Treasury Stock	—	173

Total Changes during the period	385,544	172,099

Balance as of the end of the period	937,680	1,109,779

Retained Earnings
Balance as of the beginning of the period	854,703	1,132,351
Changes during the period
Cash Dividends	(134,966)	(140,097)
Net Income	341,759	254,665
Disposition of Treasury Stock	(1,314)	(199)
Transfer from Revaluation Reserve for Land	455	2,618

Total Changes during the period	205,934	116,987

Balance as of the end of the period	1,060,637	1,249,339

Treasury Stock
Balance as of the beginning of the period	(5,184)	(3,196)
Changes during the period
Increase in Stock due to Share Exchange	—	(13,318)
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	1,989	3,804

Total Changes during the period	1,988	(9,515)

Balance as of the end of the period	¥(3,195)	¥(12,712)

1-7

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Total Shareholders’ Equity
Balance as of the beginning of the period	¥3,207,219	¥4,248,209
Changes during the period
Issuance of New Shares	761,354	701
Increase in Stock due to Share Exchange	—	231,504
Cash Dividends	(134,966)	(140,097)
Net Income	341,759	254,665
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	675	3,779
Transfer from Revaluation Reserve for Land	455	2,618

Total Changes during the period	969,277	353,168

Balance as of the end of the period	4,176,496	4,601,378

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	176,931	(21,648)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(144,425)	(130,732)

Total Changes during the period	(144,425)	(130,732)

Balance as of the end of the period	32,505	(152,381)

Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	83,093	68,769
Changes during the period
Net Changes in Items other than Shareholders’ Equity	59,478	18,461

Total Changes during the period	59,478	18,461

Balance as of the end of the period	142,572	87,230

Revaluation Reserve for Land
Balance as of the beginning of the period	138,430	137,707
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(477)	(2,618)

Total Changes during the period	(477)	(2,618)

Balance as of the end of the period	¥137,952	¥135,088

1-8

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Foreign Currency Translation Adjustments
Balance as of the beginning of the period	¥(92,623)	¥(103,921)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(7,748)	640

Total Changes during the period	(7,748)	640

Balance as of the end of the period	(100,371)	(103,281)

Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	305,831	80,906
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(93,171)	(114,250)

Total Changes during the period	(93,171)	(114,250)

Balance as of the end of the period	212,659	(33,343)

Stock Acquisition Rights
Balance as of the beginning of the period	2,301	2,754
Changes during the period
Net Changes in Items other than Shareholders’ Equity	476	(1,735)

Total Changes during the period	476	(1,735)

Balance as of the end of the period	2,778	1,019

Minority Interests
Balance as of the beginning of the period	2,321,700	2,292,128
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(24,379)	(342,253)

Total Changes during the period	(24,379)	(342,253)

Balance as of the end of the period	2,297,321	1,949,875

Total Net Assets
Balance as of the beginning of the period	5,837,053	6,623,999
Changes during the period
Issuance of New Shares	761,354	701
Increase in Stock due to Share Exchange	—	231,504
Cash Dividends	(134,966)	(140,097)
Net Income	341,759	254,665
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	675	3,779
Transfer from Revaluation Reserve for Land	455	2,618
Net Changes in Items other than Shareholders’ Equity	(117,074)	(458,238)

Total Changes during the period	852,203	(105,069)

Balance as of the end of the period	¥6,689,256	¥6,518,929

1-9

Mizuho Financial Group, Inc.

(4) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

(5) ADDITIONAL INFORMATION

Mizuho Financial Group has applied “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009) beginning with the treatment of accounting changes and corrections of prior period errors which are made after the beginning of this interim period.

Based on “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Practice Committee Statement No.14), “Reversal of Reserves for Possible Losses on Loans” and “Recovery on Written-off Claims” have been recorded in “Other Ordinary Income” beginning with this interim period. However, retrospective application was not made for the previous interim period.

1-10

Mizuho Financial Group, Inc.

3. INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of September 30, 2011
Assets
Current Assets
Cash and Due from Banks	¥16,490	¥56,153
Accounts Receivable	3,540	1,471
Other Current Assets	6,861	8,173
Total Current Assets	26,892	65,798
Fixed Assets
Tangible Fixed Assets	1,446	1,862
Intangible Fixed Assets	3,202	2,887
Investments	6,003,616	6,082,422
Investments in Subsidiaries and Affiliates	5,938,822	6,034,650
Other Investments	64,793	47,772
Total Fixed Assets	6,008,266	6,087,172

Total Assets	¥6,035,158	¥6,152,970

Liabilities
Current Liabilities
Short-term Borrowings	¥741,575	¥738,315
Short-term Bonds	380,000	405,000
Accrued Corporate Taxes	94	75
Reserve for Bonus Payments	246	260
Other Current Liabilities	7,468	5,668
Total Current Liabilities	1,129,384	1,149,319
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Reserve for Employee Retirement Benefits	1,757	1,890
Asset Retirement Obligations	640	642
Other Non-Current Liabilities	10,491	6,481
Total Non-Current Liabilities	252,890	249,013

Total Liabilities	1,382,274	1,398,333

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	2,181,375	2,254,972
Capital Surplus
Capital Reserve	1,025,651	1,194,864
Total Capital Surplus	1,025,651	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,437,204	1,305,957
Retained Earnings Brought Forward	1,437,204	1,305,957
Total Retained Earnings	1,441,554	1,310,307
Treasury Stock	(3,196)	(2,928)

Total Shareholders’ Equity	4,645,383	4,757,217

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	5,713	(3,599)

Total Valuation and Translation Adjustments	5,713	(3,599)

Stock Acquisition Rights	1,786	1,019

Total Net Assets	4,652,883	4,754,636

Total Liabilities and Net Assets	¥6,035,158	¥6,152,970

1-11

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Operating Income	¥32,606	¥22,910
Operating Expenses
General and Administrative Expenses	9,615	10,408
Total Operating Expenses	9,615	10,408

Operating Profits	22,991	12,502

Non-Operating Income	5,622	5,856
Non-Operating Expenses	11,843	9,213

Ordinary Profits	16,770	9,145

Extraordinary Losses	202	1

Income before Income Taxes	16,567	9,144

Income Taxes:
Current	2	68
Deferred	(20)	25

Total Income Taxes	(17)	93

Net Income	¥16,585	¥9,050

1-12

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥1,805,565	¥2,181,375
Changes during the period
Issuance of New Shares	375,810	73,597

Total Changes during the period	375,810	73,597

Balance as of the end of the period	2,181,375	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	649,841	1,025,651
Changes during the period
Issuance of New Shares	375,810	73,597
Increase in Stock due to Share Exchange	—	95,615

Total Changes during the period	375,810	169,213

Balance as of the end of the period	1,025,651	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	649,841	1,025,651
Changes during the period
Issuance of New Shares	375,810	73,597
Increase in Stock due to Share Exchange	—	95,615

Total Changes during the period	375,810	169,213

Balance as of the end of the period	1,025,651	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,554,974	1,437,204
Changes during the period
Cash Dividends	(134,966)	(140,097)
Net Income	16,585	9,050
Disposition of Treasury Stock	(1,314)	(199)

Total Changes during the period	(119,695)	(131,246)

Balance as of the end of the period	1,435,279	1,305,957

Total Retained Earnings
Balance as of the beginning of the period	1,559,324	1,441,554
Changes during the period
Cash Dividends	(134,966)	(140,097)
Net Income	16,585	9,050
Disposition of Treasury Stock	(1,314)	(199)

Total Changes during the period	(119,695)	(131,246)

Balance as of the end of the period	¥1,439,629	¥1,310,307

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Treasury Stock
Balance as of the beginning of the period	¥(5,184)	¥(3,196)
Changes during the period
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	1,989	271

Total Changes during the period	1,988	268

Balance as of the end of the period	(3,195)	(2,928)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,009,546	4,645,383
Changes during the period
Issuance of New Shares	751,620	147,195
Increase in Stock due to Share Exchange	—	95,615
Cash Dividends	(134,966)	(140,097)
Net Income	16,585	9,050
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	675	71

Total Changes during the period	633,913	111,833

Balance as of the end of the period	4,643,460	4,757,217

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	(44)	5,713
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(22)	(9,313)

Total Changes during the period	(22)	(9,313)

Balance as of the end of the period	(66)	(3,599)

Stock Acquisition Rights
Balance as of the beginning of the period	1,643	1,786
Changes during the period
Net Changes in Items other than Shareholders’ Equity	142	(766)

Total Changes during the period	142	(766)

Balance as of the end of the period	1,786	1,019

Total Net Assets
Balance as of the beginning of the period	4,011,146	4,652,883
Changes during the period
Issuance of New Shares	751,620	147,195
Increase in Stock due to Share Exchange	—	95,615
Cash Dividends	(134,966)	(140,097)
Net Income	16,585	9,050
Repurchase of Treasury Stock	(1)	(2)
Disposition of Treasury Stock	675	71
Net Changes in Items other than Shareholders’ Equity	120	(10,079)

Total Changes during the period	634,033	101,753

Balance as of the end of the period	¥4,645,179	¥4,754,636

(4) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-14

SUMMARY OF FINANCIAL RESULTS

For the Second Quarter (First Half) of Fiscal 2011

(Six months ended September 30, 2011)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for the Second Quarter (First Half) of Fiscal 2011

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the first half of fiscal 2011 decreased by JPY 106.1 billion on a year-on-year basis to JPY 990.5 billion.

Gross Profits of the 3 Banks decreased by JPY 88.6 billion on a year-on-year basis. This is mainly due to a decrease of JPY 83.6 billion in income from Trading and Others. Income from Customer Groups, including domestic business, decreased by JPY 5.0 billion in total, despite an increase in income from overseas business, particularly from Asia.

G&A Expenses of the 3 Banks decreased by JPY 3.0 billion on a year-on-year basis with our continued overall cost reduction efforts and other factors.

•

Aggregated Consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 38.4 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits for the first half of fiscal 2011 amounted to JPY 351.4 billion, a year-on-year decrease of JPY 113.5 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a net reversal of JPY 8.4 billion, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Consolidated Credit-related Costs also amounted to a net reversal of JPY 13.2 billion, an improvement of JPY 4.6 billion on a year-on-year basis.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 67.2 billion. This was mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices.

•

Due to the above-mentioned factors and the JPY 77.4 billion impact of turning the three listed subsidiaries into wholly-owned subsidiaries, Consolidated Net Income for the first half of fiscal 2011 amounted to JPY 254.6 billion. Thus, progress ratio was approximately 110% against our planned net income for the first half of fiscal 2011 (JPY 230 billion) and approximately 55% against our planned net income for full fiscal 2011 (JPY 460 billion).

(Consolidated)

	1H of FY2011 (Apr. 1 - Sep. 30, 2011)
		Change from 1H of FY2010
(JPY Bn)
Consolidated Gross Profits *1	990.5	-106.1
Consolidated Net Business Profits *2	351.4	-113.5
Credit-related Costs	13.2	4.6
Net Gains (Losses) related to Stocks	-60.6	-50.0
Ordinary Profits	256.4	-167.3
Net Income	254.6	-87.0

(Reference) 3 Banks

	1H of FY2011 (Apr. 1 - Sep. 30, 2011)
		Change from 1H of FY2010
(JPY Bn)
Gross Profits *1	792.3	-88.6
G&A Expenses *1 (excluding Non-Recurring Losses)	-432.7	3.0
Net Business Profits	359.5	-85.5
Credit-related Costs	8.4	-16.7
Net Gains (Losses) related to Stocks	-67.2	-52.2
Ordinary Profits	219.4	-135.8
Net Income *3	152.4	-202.5

*1	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses (excluding Non-Recurring Losses) until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for 1H of FY 2010 has been made accordingly

*2	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

*3	Includes JPY -27.2 billion impact of turning the three listed subsidiaries into wholly-owned subsidiaries. Excluding this impact, Net Income was JPY 179.6 billion.

2-1

➢	Net Interest Income

•

The average loan balance for the first half of fiscal 2011 decreased by JPY 0.3 trillion from that for the second half of fiscal 2010. This was due to a decrease in domestic loans, particularly those to the Japanese Government, offset in part by an increase in overseas loans.

•

The period end loan balance as of September 30, 2011 decreased by JPY 1.4 trillion compared with that as of March 31, 2011, mainly due to a decrease of JPY 1.0 trillion in loans to the Japanese Government.

•	The domestic loan-and-deposit rate margin for the first half of fiscal 2011 was 1.32%, a decrease of 0.04% from that for the second half of fiscal 2010.

*1	Aggregate of the 3 Banks, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.
*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

➢	Non-interest Income

•	Non-interest Income from Customer Groups of the 3 Banks (on a managerial accounting basis) for the first half of fiscal 2011 increased by JPY 2.7 billion on a year-on-year basis.

•	This mainly resulted from a year-on-year increase in Non-interest Income from overseas business, particularly from Asia.

*    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Non-interest Income beginning with this period, and reclassification of the figure for 1H of FY 2010 has been made accordingly. The impact of the reclassification is JPY -4.4 billion for 1H of FY2010 and JPY -4.0 billion for 1H of FY2011, respectively

2-2

II. Financial Soundness

•	Our consolidated Capital Adequacy Ratio was 14.92%, a decline of 0.38% from that as of March 31, 2011.

•	The balance of Disclosed Claims (3 Banks) under the Financial Reconstruction Law decreased by JPY 41.9 billion from that as of March 31, 2011. NPL Ratio remained at a low level of 1.70%.

•	The balance of Consolidated Net Deferred Tax Assets decreased by JPY 32.9 billion from that as of March 31, 2011, and the ratio to Tier 1 Capital was 7.2%.

•	Unrealized Losses on Other Securities on a consolidated basis amounted to JPY -145.2 billion, mainly due to a decline in stock prices.

	September 30, 2011
		Change from Mar. 31, 2011
(JPY Bn, %)
Consolidated Capital Adequacy Ratio	14.92%	-0.38%
(Total Risk-based Capital)	(7,615.2)	(-295.7)
Tier 1 Capital Ratio	11.89%	-0.04%
(Tier 1 Capital)	(6,069.8)	(-100.4)
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,166.0	-41.9
NPL Ratio	1.70%	-0.02%
(Net NPL Ratio *1)	(0.82%)	(-0.00%)
Net Deferred Tax Assets (DTAs) (Consolidated)	438.2	-32.9
Net DTAs / Tier 1 Ratio	7.2%	-0.4%
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	-145.2	-145.8

*1	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) x 100

*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, considering the ongoing global discussions with respect to capital, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

•

Amid the ongoing global discussions on the revision of capital regulations, we aim to increase, as our medium-term target, our Consolidated Tier 1 Capital Ratio (under Basel II) to 12% or above and our Common Equity Capital Ratio* (under Basel III) as of the end of fiscal 2012, when the new capital regulations are scheduled to be implemented, to the mid-8% level.

•

We will strive to strengthen further our financial base mainly by accumulating retained earnings and improving asset efficiency through our initiatives such as the steady implementation of Mizuho’s Transformation Program that we announced in May 2010, and the realization in advance of the synergy effects of the integrated group-wide business operations including the transformation into ‘one bank’. Accordingly, we believe we will be able sufficiently to meet the new capital regulations including the framework to identify G-SIFIs.

*	The calculation of our Common Equity Capital Ratio includes the outstanding balance of the Eleventh Series Class XI Preferred Stock that will be mandatorily convertible into common stock in July 2016.

Meanwhile, as of today, details (such as the calculation method for the capital adequacy ratio under the new capital regulations) have yet to be determined. Therefore, our Common Equity Capital Ratio is the estimated figure that Mizuho Financial Group calculates based on the publicly-available materials that have been issued to date.

(Note)	The outstanding balance of the Eleventh Series Class XI Preferred Stock as of September 30, 2011 (excluding treasury stock) amounted to JPY 383.4 billion (59.3% of the initial amount issued of JPY 943.7 billion, had already been converted into common stock as of such date).

2-3

Earnings Plan for Fiscal 2011

(Figures below are on a consolidated basis)

➢

We now plan Consolidated Net Business Profits for fiscal 2011 to be JPY 770.0 billion, a decrease of JPY 30.0 billion compared with the original plan(*) based on the results for the first half of fiscal 2011 (an increase of JPY 28.2 billion compared with the actual results of the previous fiscal year). We plan Net Business Profits of the 3 Banks to be JPY 717.0 billion, an increase of JPY 30.0 billion compared with the original plan.

We endeavor to strengthen profitability by thoroughly promoting group collaboration among the banking, trust and securities subsidiaries in light of turning the three listed group companies into wholly-owned subsidiaries, as well as by realizing in advance the integration effects of the transformation into ‘one bank’.

(*) original plan announced on May 13, 2011

➢

Credit-related Costs are estimated to be JPY 65.0 billion considering the uncertainty over the global economy, while continuously implementing our business revitalization support to corporate customers and others.

➢	Based on the above, we continue to plan Consolidated Net Income to be JPY 460.0 billion.

➢

We plan to make cash dividend payments of JPY 6 per share of common stock as annual dividend payments for the fiscal year ending March 31, 2012, unchanged from that in the previous fiscal year, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders. We also plan to make cash dividend payments on preferred stock as prescribed. Pertaining to the above, we plan to make interim cash dividend payments in order to provide returns to shareholders at a more appropriate timing.

(Consolidated)

	FY2011 (Plan)
		Change from FY2010
(JPY Bn)
Consolidated Net Business Profits*	770.0	28.2
Credit-related Costs	-65.0	-48.3
Net Gains (Losses) related to Stocks	-60.0	10.5
Ordinary Profits	590.0	1.5
Net Income	460.0	46.7

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2011 (Plan)
		Change from FY2010
(JPY Bn)
Net Business Profits	717.0	-25.3
Credit-related Costs	-63.0	-79.0
Net Gains (Losses) related to Stocks	-65.0	11.2
Ordinary Profits	455.0	-52.2
Net Income	325.0	-122.0

[Planned cash dividends for the fiscal year ending March 31, 2012]

Common Stock	Annual Cash Dividends per share	JPY 6
	o/w Interim Cash Dividends	JPY 3

The Eleventh Series	Annual Cash Dividends per share	JPY 20
Class XI Preferred Stock	o/w Interim Cash Dividends	JPY 10

The Thirteenth Series	Annual Cash Dividends per share	JPY 30
Class XIII Preferred Stock	o/w Interim Cash Dividends	JPY 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into ‘one bank’, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations. Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information - Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	1H of FY2011 (Apr. 1 - Sep. 30, 2011)
		Change from 1H of FY2010
(JPY Bn)
Gross Profits *	601.5	-5.0
G&A Expenses *	-347.1	4.0
Customer Groups	254.3	-0.9
Gross Profits	190.7	-83.6
G&A Expenses	-85.5	-0.9
Trading & Others	105.1	-84.5
Gross Profits *	792.3	-88.6
G&A Expenses *	-432.7	3.0
Net Business Profits	359.5	-85.5

*	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for 1H of FY2011 has been made accordingly

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2011

(Six months ended September 30, 2011)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2011	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Interest Margins (Domestic Operations)	NON		3- 6

3. Use and Source of Funds	NON		3- 7

4. Net Gains/Losses on Securities	NON		3- 11

5. Unrealized Gains/Losses on Securities	CON	NON	3- 13

6. Projected Redemption Amounts for Securities	NON		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		3- 16

8. Employee Retirement Benefits	NON	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 25

5. Coverage on Disclosed Claims under the FRL	NON		3- 27

6. Overview of Non-Performing Loans(“NPLs”)	NON		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		3- 36

(2) Loans to SMEs and Individual Customers	NON		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON		3- 37

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON	3- 38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON		3- 39

(2) Estimation for Calculating Deferred Tax Assets	NON		3- 40

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		3- 44

2. Number of Directors and Employees	HC	NON	3- 45

3. Number of Branches and Offices	NON		3- 46

4. Earnings Plan for Fiscal 2011	CON	NON	3- 47

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 48

Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 49

Non-Consolidated Statement of Changes in Net Assets	NON		3- 50

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 51

Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 52

Non-Consolidated Statement of Changes in Net Assets	NON		3- 53

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 54

Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 55

Non-Consolidated Statement of Changes in Net Assets	NON		3- 56

Statement of Trust Assets and Liabilities	NON		3- 57

Comparison of Balances of Principal Items	NON		3- 58

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2011

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2011		First Half of Fiscal 2010
			Change
Consolidated Gross Profits	1	990,542	(106,159)	1,096,701
Net Interest Income	2	535,149	(18,394)	553,544
Fiduciary Income	3	24,507	449	24,058
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income *1	5	211,331	(3,643)	214,974
Net Trading Income	6	87,688	(89,923)	177,612
Net Other Operating Income	7	131,864	5,353	126,511
General and Administrative Expenses	8	(636,777)	(1,578)	(635,198)
Personnel Expenses	9	(316,420)	(3,638)	(312,781)
Non-Personnel Expenses *1	10	(293,132)	2,600	(295,733)
Miscellaneous Taxes	11	(27,223)	(540)	(26,683)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(19,954)	10,027	(29,982)
Losses on Write-offs of Loans	13	(19,326)	10,102	(29,429)
Reversal of Reserves for Possible Losses on Loans, etc. *2	14	33,198	33,198
Net Gains (Losses) related to Stocks *3	15	(60,616)	(50,049)	(10,567)
Equity in Income from Investments in Affiliates	16	82	(2,421)	2,503

Other	17	(50,007)	(50,379)	372

Ordinary Profits	18	256,467	(167,361)	423,829
Net Extraordinary Gains (Losses)	19	87,166	59,918	27,247
Gains on Negative Goodwill Incurred	20	91,180	91,180	—
Reversal of Reserves for Possible Losses on Loans, etc. *2	21		(38,543)	38,543
Reversal of Reserve for Possible Losses on Investments *3	22		(7)	7
Income before Income Taxes and Minority Interests	23	343,634	(107,442)	451,076
Income Taxes - Current	24	(21,043)	(9,807)	(11,236)
- Deferred	25	(25,991)	21,258	(47,250)
Net Income before Minority Interests	26	296,599	(95,991)	392,590
Minority Interests in Net Income	27	(41,933)	8,898	(50,831)

Net Income	28	254,665	(87,093)	341,759

*1.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [10] until the previous period, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

*2.    “Reversal of Reserves for Possible Losses on Loans, etc.” [21], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [14] beginning with this period. (Please refer to page 1-10 of this release for more information.)

*3.    “Reversal of Reserve for Possible Losses on Investments” [22], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been included in “Net Gains (Losses) related to Stocks” [15] beginning with this period.

Credit-related Costs (including Credit Costs for Trust Accounts)	29	13,244	4,683	8,561

*  Credit-related Costs [29] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14] , [21] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	30	351,426	(113,564)	464,991

*  Consolidated Net Business Profits [30] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	31	153	(10)	163
Number of affiliates under the equity method	32	23	2	21

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2011					First Half of Fiscal 2010
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	382,218	347,734	62,354	792,307	(88,668)	880,976
Domestic Gross Profits	2	341,751	132,203	56,524	530,478	(65,045)	595,524
Net Interest Income	3	264,893	95,506	19,485	379,885	(20,544)	400,429
Fiduciary Income	4			24,242	24,242	435	23,806
Credit Costs for Trust Accounts *1	5			—	—	—	—
Net Fee and Commission Income *2	6	61,662	25,607	9,117	96,387	(9,949)	106,336
Net Trading Income	7	2,755	6,043	1,856	10,654	(3,283)	13,937
Net Other Operating Income	8	12,440	5,046	1,822	19,309	(31,705)	51,014
International Gross Profits	9	40,467	215,530	5,830	261,828	(23,622)	285,451
Net Interest Income	10	7,750	94,535	1,902	104,188	(6,389)	110,577
Net Fee and Commission Income	11	5,252	33,844	(59)	39,037	6,108	32,929
Net Trading Income	12	25,440	(3,743)	(826)	20,870	(55,485)	76,356
Net Other Operating Income	13	2,023	90,893	4,814	97,732	32,143	65,588
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(276,263)	(116,834)	(39,676)	(432,774)	3,099	(435,873)
Expense Ratio	15	72.2%	33.5%	63.6%	54.6%	5.1%	49.4%
Personnel Expenses	16	(95,439)	(44,026)	(17,889)	(157,355)	(5,769)	(151,585)
Non-Personnel Expenses *2	17	(164,892)	(66,999)	(20,579)	(252,471)	8,732	(261,204)
Premium for Deposit Insurance	18	(23,191)	(3,705)	(1,208)	(28,105)	55	(28,161)
Miscellaneous Taxes	19	(15,932)	(5,807)	(1,207)	(22,947)	136	(23,083)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	105,954	230,899	22,677	359,532	(85,569)	445,102
Excluding Net Gains (Losses) related to Bonds	21	88,980	172,617	16,182	277,780	(41,040)	318,821

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	(7,040)	—	(7,040)	(7,545)	504

Net Business Profits	23	105,954	223,859	22,677	352,492	(93,115)	445,607
Net Gains (Losses) related to Bonds	24	16,974	58,281	6,495	81,751	(44,529)	126,281

Net Non-Recurring Gains (Losses)	25	(51,749)	(72,889)	(8,432)	(133,071)	(42,753)	(90,317)
Net Gains (Losses) related to Stocks *3	26	(5,192)	(59,440)	(2,641)	(67,274)	(52,245)	(15,029)
Expenses related to Portfolio Problems	27	(13,899)	6,150	(169)	(7,918)	22,961	(30,879)
Reversal of Reserves for Possible Losses on Loans, etc. *4	28	21,393	1,576	477	23,447	23,447
Other	29	(54,050)	(21,176)	(6,098)	(81,325)	(36,917)	(44,408)

Ordinary Profits	30	54,205	150,969	14,245	219,420	(135,868)	355,289

Net Extraordinary Gains (Losses)	31	(29,487)	(622)	(28)	(30,139)	(74,930)	44,790
Net Gains (Losses) on Disposition of Fixed Assets	32	(918)	(437)	(25)	(1,381)	179	(1,560)
Losses on Impairment of Fixed Assets	33	(841)	(185)	(2)	(1,029)	1,421	(2,451)
Reversal of Reserves for Possible Losses on Loans, etc. *4	34					(55,662)	55,662
Reversal of Reserve for Possible Losses on Investments *3	35					(93)	93
Income before Income Taxes	36	24,718	150,346	14,217	189,281	(210,798)	400,080
Income Taxes - Current	37	(219)	(11,756)	(4)	(11,980)	(7,058)	(4,922)
- Deferred	38	(6,894)	(13,466)	(4,451)	(24,812)	15,336	(40,148)

Net Income	39	17,604	125,123	9,760	152,488	(202,521)	355,009

*1.    Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

*2.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [17] in MHTB until the previous period, have been included in “Net Fee and Commission Income” [6] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

*3.    “Reversal of Reserve for Possible Losses on Investments” [35], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been presented as “Net Gains (Losses) related to Stocks” [26] beginning with this period.

*4.    “Reversal of Reserves for Possible Losses on Loans, etc.” [34], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [28] beginning with this period. (Please refer to page 1-10 of this release for more information.)

Credit-related Costs	40	7,493	686	308	8,488	(16,799)	25,288

*  Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [28], [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	12,356	(7,040)	1,200	6,515	(28,513)	35,029
Losses on Write-offs of Loans	43	(2,057)	1,090	(169)	(1,136)	4,466	(5,602)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(2,086)	6,778	(731)	3,961	7,907	(3,946)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	—	1	0	1	(160)	161
Reversal of (Provision for) Reserve for Contingencies	46	—	(110)	8	(101)	(742)	641
Other (including Losses on Sales of Loans)	47	(719)	(32)	—	(751)	243	(995)
Total	48	7,493	686	308	8,488	(16,799)	25,288

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2011		First Half of Fiscal 2010
			Change
Gross Profits	1	382,218	(39,474)	421,693
Domestic Gross Profits	2	341,751	(18,308)	360,060
Net Interest Income	3	264,893	(8,644)	273,537
Net Fee and Commission Income	4	61,662	(6,699)	68,361
Net Trading Income	5	2,755	889	1,865
Net Other Operating Income	6	12,440	(3,855)	16,295
International Gross Profits	7	40,467	(21,165)	61,633
Net Interest Income	8	7,750	(4,597)	12,347
Net Fee and Commission Income	9	5,252	(274)	5,526
Net Trading Income	10	25,440	(15,357)	40,798
Net Other Operating Income	11	2,023	(936)	2,960
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(276,263)	3,104	(279,368)
Expense Ratio	13	72.2%	6.0%	66.2%
Personnel Expenses	14	(95,439)	(1,626)	(93,812)
Non-Personnel Expenses	15	(164,892)	4,891	(169,783)
Premium for Deposit Insurance	16	(23,191)	39	(23,231)
Miscellaneous Taxes	17	(15,932)	(160)	(15,771)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	105,954	(36,370)	142,325
Excluding Net Gains (Losses) related to Bonds	19	88,980	(24,471)	113,452

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	105,954	(36,370)	142,325
Net Gains (Losses) related to Bonds	22	16,974	(11,898)	28,872

Net Non-Recurring Gains (Losses)	23	(51,749)	1,292	(53,041)
Net Gains (Losses) related to Stocks *1	24	(5,192)	1,066	(6,258)
Expenses related to Portfolio Problems	25	(13,899)	11,406	(25,306)
Reversal of Reserves for Possible Losses on Loans, etc. *2	26	21,393	21,393
Other	27	(54,050)	(32,573)	(21,476)

Ordinary Profits	28	54,205	(35,077)	89,283

Net Extraordinary Gains (Losses)	29	(29,487)	(54,799)	25,312
Net Gains (Losses) on Disposition of Fixed Assets	30	(918)	(185)	(732)
Losses on Impairment of Fixed Assets	31	(841)	792	(1,633)
Reversal of Reserves for Possible Losses on Loans, etc. *2	32		(28,113)	28,113
Reversal of Reserve for Possible Losses on Investments *1	33		(9)	9
Income before Income Taxes	34	24,718	(89,877)	114,595
Income Taxes - Current	35	(219)	28	(247)
- Deferred	36	(6,894)	(19,563)	12,669

Net Income	37	17,604	(109,412)	127,017

*1.    “Reversal of Reserve for Possible Losses on Investments” [33], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been included in “Net Gains (Losses) related to Stocks” [24] beginning with this period.

*2.    “Reversal of Reserves for Possible Losses on Loans, etc.” [32], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [26] beginning with this period. (Please refer to page 1-10 of this release for more information.)

Credit-related Costs	38	7,493	4,685	2,807

*  Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26], [32]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	12,356	(3,985)	16,341
Losses on Write-offs of Loans	40	(2,057)	6,381	(8,439)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(2,086)	2,143	(4,229)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	—	—	—
Reversal of (Provision for) Reserve for Contingencies	43	—	—	—
Other (including Losses on Sales of Loans)	44	(719)	146	(865)
Total	45	7,493	4,685	2,807

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2011		First Half of Fiscal 2010
			Change
Gross Profits	1	347,734	(49,486)	397,221
Domestic Gross Profits	2	132,203	(45,414)	177,617
Net Interest Income	3	95,506	(13,144)	108,651
Net Fee and Commission Income	4	25,607	(3,456)	29,064
Net Trading Income	5	6,043	(3,370)	9,413
Net Other Operating Income	6	5,046	(25,442)	30,488
International Gross Profits	7	215,530	(4,072)	219,603
Net Interest Income	8	94,535	(1,650)	96,185
Net Fee and Commission Income	9	33,844	6,418	27,426
Net Trading Income	10	(3,743)	(40,523)	36,779
Net Other Operating Income	11	90,893	31,682	59,211
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(116,834)	(317)	(116,517)
Expense Ratio	13	33.5%	4.2%	29.3%
Personnel Expenses	14	(44,026)	(3,232)	(40,794)
Non-Personnel Expenses	15	(66,999)	2,691	(69,691)
Premium for Deposit Insurance	16	(3,705)	(125)	(3,579)
Miscellaneous Taxes	17	(5,807)	224	(6,031)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	230,899	(49,803)	280,703
Excluding Net Gains (Losses) related to Bonds	19	172,617	(18,258)	190,876

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(7,040)	(7,040)	—

Net Business Profits	21	223,859	(56,844)	280,703
Net Gains (Losses) related to Bonds	22	58,281	(31,545)	89,826

Net Non-Recurring Gains (Losses)	23	(72,889)	(42,665)	(30,224)
Net Gains (Losses) related to Stocks	24	(59,440)	(51,574)	(7,865)
Expenses related to Portfolio Problems	25	6,150	9,807	(3,656)
Reversal of Reserves for Possible Losses on Loans, etc. *	26	1,576	1,576
Other	27	(21,176)	(2,474)	(18,701)

Ordinary Profits	28	150,969	(99,510)	250,479

Net Extraordinary Gains (Losses)	29	(622)	(19,652)	19,029
Net Gains (Losses) on Disposition of Fixed Assets	30	(437)	347	(785)
Losses on Impairment of Fixed Assets	31	(185)	628	(814)
Reversal of Reserves for Possible Losses on Loans, etc. *	32		(27,513)	27,513
Reversal of Reserve for Possible Losses on Investments	33		(83)	83

Income before Income Taxes	34	150,346	(119,162)	269,508
Income Taxes - Current	35	(11,756)	(7,085)	(4,670)
- Deferred	36	(13,466)	35,676	(49,142)

Net Income	37	125,123	(90,572)	215,695

__________

*    “Reversal of Reserves for Possible Losses on Loans, etc.” [32], which had been included in “Net Extraordinary Gains   (Losses)” until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [26]   beginning with this period. (Please refer to page 1-10 of this release for more information.)

Credit-related Costs	38	686	(23,170)	23,856

__________

*    Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26], [32]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	(7,040)	(25,223)	18,183
Losses on Write-offs of Loans	40	1,090	(3,154)	4,244
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	6,778	5,987	791
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	1	(160)	161
Reversal of (Provision for) Reserve for Contingencies	43	(110)	(716)	606
Other (including Losses on Sales of Loans)	44	(32)	97	(129)

Total	45	686	(23,170)	23,856

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2011		First Half of Fiscal 2010
			Change
Gross Profits	1	62,354	292	62,061
Domestic Gross Profits	2	56,524	(1,322)	57,847
Net Interest Income	3	19,485	1,245	18,240
Fiduciary Income	4	24,242	435	23,806
Credit Costs for Trust Accounts *1	5	—	—	—
Net Fee and Commission Income *2	6	9,117	206	8,910
Net Trading Income	7	1,856	(802)	2,659
Net Other Operating Income	8	1,822	(2,407)	4,230
International Gross Profits	9	5,830	1,615	4,214
Net Interest Income	10	1,902	(141)	2,043
Net Fee and Commission Income	11	(59)	(35)	(23)
Net Trading Income	12	(826)	394	(1,221)
Net Other Operating Income	13	4,814	1,398	3,416
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(39,676)	311	(39,988)
Expense Ratio	15	63.6%	(0.8%)	64.4%
Personnel Expenses	16	(17,889)	(911)	(16,978)
Non-Personnel Expenses *2	17	(20,579)	1,150	(21,729)
Premium for Deposit Insurance	18	(1,208)	141	(1,350)
Miscellaneous Taxes	19	(1,207)	72	(1,280)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	22,677	604	22,073
Excluding Net Gains (Losses) related to Bonds	21	16,182	1,690	14,492

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	(504)	504

Net Business Profits	23	22,677	99	22,578
Net Gains (Losses) related to Bonds	24	6,495	(1,085)	7,581

Net Non-Recurring Gains (Losses)	25	(8,432)	(1,380)	(7,051)
Net Gains (Losses) related to Stocks *3	26	(2,641)	(1,737)	(904)
Expenses related to Portfolio Problems	27	(169)	1,747	(1,916)
Reversal of Reserves for Possible Losses on Loans, etc. *4	28	477	477
Other	29	(6,098)	(1,868)	(4,230)

Ordinary Profits	30	14,245	(1,281)	15,526

Net Extraordinary Gains (Losses)	31	(28)	(478)	449
Net Gains (Losses) on Disposition of Fixed Assets	32	(25)	17	(43)
Losses on Impairment of Fixed Assets	33	(2)	0	(2)
Reversal of Reserves for Possible Losses on Loans, etc. *4	34		(35)	35
Reversal of Reserve for Possible Losses on Investments *3	35		—	—
Income before Income Taxes	36	14,217	(1,759)	15,976
Income Taxes - Current	37	(4)	(0)	(4)
- Deferred	38	(4,451)	(776)	(3,675)

Net Income	39	9,760	(2,536)	12,297

________

*1. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [5].

*2. Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [17] until the previous period, have been included in “Net Fee and Commission Income” [6] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

*3. “Reversal of Reserve for Possible Losses on Investments” [35], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been included in “Net Gains (Losses) related to Stocks” [26] beginning with this period.

*4. “Reversal of Reserves for Possible Losses on Loans, etc.” [34], which had been included in “Net Extraordinary Gains (Losses)” until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [28] beginning with this period. (Please refer to page 1-10 of this release for more information.)

Credit-related Costs	40	308	1,684	(1,376)

________

*    Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for
                                              Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [28], [34]
                                              + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	1,200	695	504
Losses on Write-offs of Loans	43	(169)	1,238	(1,408)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(731)	(222)	(508)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	46	8	(26)	35
Other (including Losses on Sales of Loans)	47	—	—	—

Total	48	308	1,684	(1,376)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
				First Half of Fiscal 2011
Aggregated Figures of MHBK and MHCB					Change	First Half of Fiscal 2010
Return on Interest-Earning Assets			1	0.87	(0.12)	0.99
Return on Loans and Bills Discounted			2	1.26	(0.07)	1.34
Return on Securities			3	0.49	(0.11)	0.61
Cost of Funding (including Expenses)			4	0.81	(0.06)	0.88
Cost of Deposits and Debentures (including Expenses)			5	0.97	(0.04)	1.01
Cost of Deposits and Debentures			6	0.07	(0.04)	0.12
Cost of Other External Liabilities			7	0.25	(0.06)	0.32
Net Interest Margin	(1	)-(4)	8	0.05	(0.05)	0.11
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.29	(0.03)	0.32
Loan and Deposit Rate Margin	(2	)-(6)	10	1.18	(0.03)	1.22

__________

*    Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*    Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			11	1.39	(0.09)	1.49
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.42	(0.05)	0.47
Loan and Deposit Rate Margin	(11	)-(6)	13	1.32	(0.04)	1.36
Mizuho Bank
Return on Interest-Earning Assets			14	0.93	(0.11)	1.04
Return on Loans and Bills Discounted			15	1.41	(0.08)	1.49
Return on Securities			16	0.43	(0.05)	0.48
Cost of Funding (including Expenses)			17	0.91	(0.07)	0.99
Cost of Deposits and Debentures (including Expenses)			18	0.99	(0.04)	1.04
Cost of Deposits and Debentures			19	0.06	(0.04)	0.11
Cost of Other External Liabilities			20	0.19	(0.05)	0.25
Net Interest Margin	(14	)-(17)	21	0.01	(0.03)	0.05
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.42	(0.03)	0.45
Loan and Deposit Rate Margin	(15	)-(19)	23	1.34	(0.03)	1.38
__________ * Deposits and Debentures include NCDs. (Reference)After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.61	(0.09)	1.70
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.61	(0.04)	0.66
Loan and Deposit Rate Margin	(24	)-(19)	26	1.54	(0.04)	1.59

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	0.77	(0.13)	0.90
Return on Loans and Bills Discounted			28	0.98	(0.07)	1.05
Return on Securities			29	0.57	(0.18)	0.76
Cost of Funding (including Expenses)			30	0.64	(0.05)	0.69
Cost of Deposits and Debentures (including Expenses)			31	0.89	(0.02)	0.92
Cost of Deposits and Debentures			32	0.09	(0.05)	0.15
Cost of Other External Liabilities			33	0.28	(0.05)	0.34
Net Interest Margin	(27	)-(30)	34	0.12	(0.08)	0.21
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.08	(0.05)	0.13
Loan and Deposit Rate Margin	(28	)-(32)	36	0.88	(0.02)	0.90
__________ * Deposits and Debentures include NCDs. (Reference)After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	1.02	(0.09)	1.12
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.12	(0.06)	0.19
Loan and Deposit Rate Margin	(37	)-(32)	39	0.93	(0.03)	0.96

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	0.97	(0.11)	1.09
Return on Loans and Bills Discounted			41	1.28	(0.12)	1.41
Return on Securities			42	0.67	0.12	0.54
Cost of Funding			43	0.26	(0.08)	0.34
Cost of Deposits			44	0.18	(0.08)	0.26
Net Interest Margin	(40	)-(43)	45	0.71	(0.02)	0.74
Loan and Deposit Rate Margin	(41	)-(44)	46	1.10	(0.04)	1.14
__________
*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).
*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2011				First Half of Fiscal 2010
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	121,568,775	1.05	4,074,228	(0.11)	117,494,547	1.16
Loans and Bills Discounted	58,233,820	1.33	(89,282)	(0.06)	58,323,103	1.40
Securities	44,390,483	0.72	2,580,975	(0.12)	41,809,508	0.84
Source of Funds	121,478,561	0.29	2,793,951	(0.03)	118,684,609	0.32
Deposits	74,772,805	0.11	1,862,398	(0.03)	72,910,406	0.14
NCDs	10,459,104	0.21	(138,178)	0.00	10,597,283	0.21
Debentures	156,330	0.43	(1,187,512)	(0.15)	1,343,842	0.59
Call Money	13,252,635	0.27	(264,848)	(0.04)	13,517,483	0.31
Payables under Repurchase Agreements	4,148,690	0.23	(516,960)	0.00	4,665,651	0.23
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	10,460,538	1.05	3,323,145	(0.54)	7,137,393	1.59

(Domestic Operations)
Use of Funds	101,696,701	0.87	3,849,547	(0.12)	97,847,154	0.99
Loans and Bills Discounted	48,682,694	1.26	(1,166,710)	(0.07)	49,849,405	1.33
Securities	37,372,106	0.49	2,999,830	(0.11)	34,372,275	0.61
Source of Funds	101,485,940	0.16	2,168,915	(0.04)	99,317,025	0.21
Deposits	64,435,131	0.06	833,661	(0.04)	63,601,470	0.10
NCDs	8,838,638	0.10	(438,109)	(0.02)	9,276,747	0.13
Debentures	156,330	0.43	(1,187,512)	(0.15)	1,343,842	0.59
Call Money	12,931,962	0.25	(374,269)	(0.04)	13,306,231	0.30
Payables under Repurchase Agreements	566,499	0.12	(199,930)	(0.00)	766,429	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	7,867,741	0.26	3,345,414	(0.13)	4,522,327	0.40

(International Operations)
Use of Funds	22,913,963	1.72	1,647,124	(0.14)	21,266,839	1.86
Loans and Bills Discounted	9,551,125	1.71	1,077,428	(0.04)	8,473,697	1.76
Securities	7,018,377	1.90	(418,855)	0.01	7,437,232	1.88
Source of Funds	23,034,509	0.82	2,047,479	(0.03)	20,987,030	0.86
Deposits	10,337,673	0.42	1,028,737	(0.00)	9,308,936	0.42
NCDs	1,620,466	0.80	299,930	0.01	1,320,535	0.79
Debentures	—	—	—	—	—	—
Call Money	320,672	0.83	109,420	(0.15)	211,251	0.98
Payables under Repurchase Agreements	3,582,191	0.25	(317,030)	0.00	3,899,222	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,592,796	3.42	(22,268)	(0.22)	2,615,065	3.64

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2011
			Change		First Half of Fiscal 2010
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	65,716,082	0.96	2,455,953	(0.12)	63,260,129	1.08
Loans and Bills Discounted	32,348,280	1.38	(437,122)	(0.08)	32,785,402	1.46
Securities	21,761,229	0.52	2,341,663	(0.06)	19,419,565	0.58
Source of Funds	66,600,417	0.13	1,275,636	(0.04)	65,324,781	0.18
Deposits	55,979,288	0.06	878,698	(0.04)	55,100,590	0.10
NCDs	1,537,526	0.08	(580,214)	(0.06)	2,117,741	0.14
Debentures	156,330	0.43	(646,369)	0.03	802,700	0.39
Call Money	1,288,123	0.08	(139,627)	(0.00)	1,427,750	0.09
Payables under Repurchase Agreements	659	0.09	(171,338)	(0.02)	171,997	0.11
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,283,295	0.57	2,154,115	(0.38)	3,129,179	0.96

(Domestic Operations)
Use of Funds	62,997,094	0.93	2,653,637	(0.11)	60,343,457	1.04
Loans and Bills Discounted	31,559,111	1.39	(619,062)	(0.08)	32,178,173	1.47
Securities	20,320,943	0.43	2,468,617	(0.05)	17,852,326	0.48
Source of Funds	63,935,266	0.09	1,489,012	(0.04)	62,446,254	0.14
Deposits	54,892,699	0.06	824,830	(0.04)	54,067,869	0.10
NCDs	1,536,294	0.08	(579,198)	(0.06)	2,115,493	0.14
Debentures	156,330	0.43	(646,369)	0.03	802,700	0.39
Call Money	1,287,659	0.08	(140,090)	(0.00)	1,427,750	0.09
Payables under Repurchase Agreements	659	0.09	(171,338)	(0.02)	171,997	0.11
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,756,175	0.22	2,185,059	(0.12)	2,571,115	0.35

(International Operations)
Use of Funds	3,164,531	1.39	(61,329)	(0.34)	3,225,861	1.74
Loans and Bills Discounted	789,168	1.10	181,939	(0.16)	607,229	1.26
Securities	1,440,286	1.81	(126,953)	0.04	1,567,239	1.77
Source of Funds	3,110,695	0.92	(77,021)	(0.06)	3,187,717	0.99
Deposits	1,086,589	0.28	53,867	(0.03)	1,032,721	0.32
NCDs	1,232	0.27	(1,015)	(0.09)	2,248	0.36
Debentures	—	—	—	—	—	—
Call Money	463	0.17	463	0.17	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	527,119	3.65	(30,944)	(0.07)	558,064	3.73

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2011
			Change		First Half of Fiscal 2010
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	55,852,693	1.15	1,618,274	(0.09)	54,234,418	1.25
Loans and Bills Discounted	25,885,540	1.27	347,840	(0.03)	25,537,700	1.31
Securities	22,629,254	0.91	239,312	(0.15)	22,389,942	1.06
Source of Funds	54,878,143	0.48	1,518,315	(0.02)	53,359,828	0.50
Deposits	18,793,516	0.25	983,700	(0.01)	17,809,815	0.27
NCDs	8,921,578	0.24	442,036	0.00	8,479,542	0.23
Debentures	—	—	(541,142)	(0.87)	541,142	0.87
Call Money	11,964,511	0.29	(125,221)	(0.04)	12,089,733	0.34
Payables under Repurchase Agreements	4,148,031	0.23	(345,622)	(0.00)	4,493,653	0.23
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,177,243	1.54	1,169,030	(0.54)	4,008,213	2.08

(Domestic Operations)
Use of Funds	38,699,606	0.77	1,195,910	(0.13)	37,503,696	0.90
Loans and Bills Discounted	17,123,583	1.02	(547,648)	(0.07)	17,671,232	1.09
Securities	17,051,163	0.57	531,213	(0.18)	16,519,949	0.76
Source of Funds	37,550,674	0.28	679,903	(0.04)	36,870,771	0.33
Deposits	9,542,432	0.08	8,831	(0.05)	9,533,600	0.13
NCDs	7,302,344	0.11	141,089	(0.01)	7,161,254	0.12
Debentures	—	—	(541,142)	(0.87)	541,142	0.87
Call Money	11,644,302	0.27	(234,178)	(0.05)	11,878,481	0.33
Payables under Repurchase Agreements	565,840	0.12	(28,591)	(0.00)	594,431	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,111,566	0.32	1,160,354	(0.13)	1,951,212	0.46

(International Operations)
Use of Funds	19,749,431	1.77	1,708,453	(0.11)	18,040,977	1.89
Loans and Bills Discounted	8,761,957	1.77	895,489	(0.02)	7,866,467	1.80
Securities	5,578,090	1.92	(291,901)	0.01	5,869,992	1.91
Source of Funds	19,923,813	0.81	2,124,500	(0.02)	17,799,312	0.83
Deposits	9,251,084	0.43	974,869	0.00	8,276,215	0.43
NCDs	1,619,233	0.80	300,946	0.01	1,318,287	0.79
Debentures	—	—	—	—	—	—
Call Money	320,209	0.83	108,957	(0.15)	211,251	0.98
Payables under Repurchase Agreements	3,582,191	0.25	(317,030)	0.00	3,899,222	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,065,677	3.36	8,675	(0.26)	2,057,001	3.62

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2011
			Change		First Half of Fiscal 2010
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,947,519	1.01	412,707	(0.10)	5,534,812	1.11
Loans and Bills Discounted	3,311,687	1.28	(102,162)	(0.13)	3,413,849	1.41
Securities	2,054,451	0.75	419,076	0.10	1,635,374	0.65
Source of Funds	5,840,134	0.30	387,718	(0.09)	5,452,416	0.39
Deposits	2,198,682	0.22	(168,743)	(0.11)	2,367,426	0.33
NCDs	887,550	0.13	88,869	(0.03)	798,680	0.17
Debentures	—	—	—	—	—	—
Call Money	658,975	0.12	101,481	(0.02)	557,494	0.14
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	785,794	0.15	433,022	(0.06)	352,772	0.21

(Domestic Operations)
Use of Funds	5,635,502	0.98	442,760	(0.10)	5,192,741	1.09
Loans and Bills Discounted	3,259,912	1.28	(101,743)	(0.12)	3,361,656	1.41
Securities	1,644,248	0.67	469,898	0.19	1,174,349	0.47
Source of Funds	5,526,036	0.30	418,943	(0.09)	5,107,092	0.40
Deposits	2,182,207	0.22	(174,539)	(0.11)	2,356,747	0.33
NCDs	887,550	0.13	88,869	(0.03)	798,680	0.17
Debentures	—	—	—	—	—	—
Call Money	647,760	0.11	105,883	(0.02)	541,877	0.13
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	785,794	0.15	433,062	(0.06)	352,732	0.21

(International Operations)
Use of Funds	905,933	0.65	122,906	(0.16)	783,026	0.81
Loans and Bills Discounted	51,774	1.19	(419)	(0.40)	52,193	1.60
Securities	410,203	1.08	(50,822)	(0.00)	461,025	1.08
Source of Funds	908,014	0.23	121,734	(0.06)	786,279	0.29
Deposits	16,474	0.29	5,796	0.08	10,678	0.21
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	11,215	0.64	(4,401)	0.13	15,617	0.50
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	—	—	(40)	(1.17)	40	1.17

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	81,751	(44,529)	126,281
Gains on Sales and Others	123,482	(39,900)	163,383
Losses on Sales and Others	(23,185)	5,837	(29,022)
Impairment (Devaluation)	(14,994)	(11,530)	(3,464)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,551)	1,064	(4,615)

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(67,274)	(52,339)	(14,935)
Gains on Sales	16,058	(10,873)	26,932
Losses on Sales	(20,308)	(1,624)	(18,683)
Impairment (Devaluation)	(61,565)	(37,248)	(24,317)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(87)	(181)	93
Gains (Losses) on Derivatives other than for Trading	(1,371)	(2,410)	1,038

*	Figures for First Half of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	16,974	(11,898)	28,872
Gains on Sales and Others	27,587	(12,602)	40,189
Losses on Sales and Others	(8,100)	(906)	(7,194)
Impairment (Devaluation)	(1,652)	1,223	(2,875)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(860)	386	(1,246)

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(5,192)	1,056	(6,248)
Gains on Sales	5,510	3,300	2,209
Losses on Sales	(513)	1,883	(2,397)
Impairment (Devaluation)	(10,210)	(2,961)	(7,248)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1	(8)	9
Gains (Losses) on Derivatives other than for Trading	19	(1,157)	1,177

*	Figures for First Half of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	58,281	(31,545)	89,826
Gains on Sales and Others	89,381	(25,646)	115,028
Losses on Sales and Others	(14,622)	6,531	(21,154)
Impairment (Devaluation)	(13,340)	(12,757)	(582)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,136)	327	(3,464)

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(59,440)	(51,658)	(7,782)
Gains on Sales	8,962	(12,389)	21,351
Losses on Sales	(17,061)	(1,213)	(15,847)
Impairment (Devaluation)	(49,933)	(36,702)	(13,230)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(89)	(173)	83
Gains (Losses) on Derivatives other than for Trading	(1,318)	(1,180)	(138)

*	Figures for First Half of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	6,495	(1,085)	7,581
Gains on Sales and Others	6,513	(1,651)	8,165
Losses on Sales and Others	(461)	211	(673)
Impairment (Devaluation)	(1)	4	(6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	445	349	95

	First Half of Fiscal 2011		First Half of Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(2,641)	(1,737)	(904)
Gains on Sales	1,586	(1,785)	3,371
Losses on Sales	(2,733)	(2,294)	(438)
Impairment (Devaluation)	(1,422)	2,415	(3,837)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0	0	—
Gains (Losses) on Derivatives other than for Trading	(72)	(72)	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2011				As of March 31, 2011			As of September 30, 2010
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	46,487,757	(157,709)	535,704	693,414	(632)	651,510	652,143	96,879	668,632	571,753
Japanese Stocks	2,299,485	(45,717)	318,177	363,895	205,734	456,414	250,680	86,813	377,325	290,512
Japanese Bonds	35,028,768	48,062	95,670	47,607	(11,334)	92,186	103,520	118,012	146,096	28,084
Japanese Government Bonds	30,899,299	40,097	47,780	7,683	1,078	52,164	51,085	79,337	81,135	1,798
Other	9,159,503	(160,054)	121,856	281,911	(195,033)	102,909	297,943	(107,946)	145,210	253,156
Foreign Bonds	7,138,588	13,976	77,415	63,438	(107,202)	31,936	139,139	33,115	92,270	59,154

*  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*  Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

    Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*  The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*  Unrealized Gains/Losses include ¥(12,484) million, ¥(1,242) million and ¥(5,562) million, which were recognized in the statement of income for September 30, 2011, March 31, 2011 and September 30, 2010, respectively, by applying the fair-value hedge method and others.

    As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2011, March 31, 2011 and September 30, 2010 are ¥(145,225) million, ¥609 million and ¥102,441 million, respectively.

*  Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2011, March 31, 2011 and September 30, 2010 are ¥(152,381) million, ¥(21,648) million and ¥32,505 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2011				As of March 31, 2011			As of September 30, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,501,670	11,913	12,027	113	6,097	7,365	1,268	12,402	12,402	—
Non-Consolidated (1) Other Securities Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2011				As of March 31, 2011			As of September 30, 2010
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	45,959,020	(159,379)	528,333	687,713	(15,216)	635,040	650,256	89,673	656,279	566,605
Japanese Stocks	2,269,336	(70,605)	311,602	382,207	181,725	447,585	265,859	59,239	363,542	304,302
Japanese Bonds	34,711,112	47,408	94,995	47,587	(12,124)	91,337	103,462	117,248	145,298	28,050
Japanese Government Bonds	30,635,129	39,539	47,216	7,676	476	51,551	51,075	78,559	80,354	1,795
Other	8,978,571	(136,182)	121,735	257,918	(184,817)	96,116	280,934	(86,813)	147,438	234,252
Foreign Bonds	7,061,246	30,923	78,890	47,967	(88,413)	34,816	123,230	52,894	94,486	41,592

Mizuho Bank

Other Securities	22,238,040	(54,812)	166,636	221,449	(44,682)	163,689	208,371	(636)	178,274	178,910
Japanese Stocks	633,963	(63,068)	72,494	135,562	(8,101)	96,532	104,634	(38,483)	67,620	106,103
Japanese Bonds	18,670,011	20,011	53,121	33,110	(1,996)	47,018	49,014	48,880	73,407	24,526
Japanese Government Bonds	15,748,638	30,824	32,249	1,424	25,381	35,528	10,147	48,080	48,847	767
Other	2,934,066	(11,756)	41,020	52,776	(34,584)	20,137	54,721	(11,033)	37,246	48,280
Foreign Bonds	2,009,706	8,137	21,610	13,472	(19,726)	3,318	23,045	6,395	17,242	10,846

Mizuho Corporate Bank

Other Securities	21,559,661	(119,402)	314,371	433,773	3,834	414,419	410,585	55,533	416,219	360,686
Japanese Stocks	1,469,599	(23,228)	203,833	227,062	154,118	304,667	150,548	68,713	253,923	185,210
Japanese Bonds	14,526,202	20,684	35,007	14,323	(15,248)	36,400	51,648	56,775	60,054	3,279
Japanese Government Bonds	13,411,782	2,822	8,996	6,174	(29,701)	8,627	38,329	19,207	20,225	1,017
Other	5,563,858	(116,858)	75,529	192,387	(135,036)	73,351	208,388	(69,955)	102,241	172,197
Foreign Bonds	4,742,996	19,636	53,595	33,959	(60,600)	31,498	92,098	41,077	71,260	30,183

Mizuho Trust & Banking

Other Securities	2,161,318	14,835	47,325	32,490	25,630	56,930	31,299	34,777	61,785	27,007
Japanese Stocks	165,773	15,691	35,274	19,583	35,708	46,385	10,676	29,009	41,997	12,988
Japanese Bonds	1,514,898	6,712	6,866	153	5,119	7,917	2,798	11,592	11,836	244
Japanese Government Bonds	1,474,708	5,892	5,971	78	4,796	7,395	2,598	11,270	11,281	10
Other	480,646	(7,568)	5,184	12,753	(15,197)	2,627	17,824	(5,824)	7,950	13,774
Foreign Bonds	308,544	3,150	3,684	534	(8,086)	—	8,086	5,420	5,983	562

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥3,961 million, ¥11,874 million and ¥10,591 million, which were recognized in the statement of income for September 30, 2011, March 31, 2011 and September 30, 2010, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2011, March 31, 2011 and September 30, 2010 are ¥(163,341) million, ¥(27,091) million and ¥79,082 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2011, March 31, 2011 and September 30, 2010 are as follows:

	(Millions of yen)
	As of September 30, 2011	As of March 31, 2011	As of September 30, 2010
Aggregated Figures	(163,355)	(33,231)	22,076
Mizuho Bank	(63,297)	(58,823)	(16,891)
Mizuho Corporate Bank	(111,665)	3,011	12,483
Mizuho Trust & Banking	11,607	22,580	26,484

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of September 30, 2011				As of March 31, 2011			As of September 30, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	1,500,667	11,910	12,024	113	6,091	7,360	1,268	12,391	12,391	—
Mizuho Bank	1,500,667	11,910	12,024	113	6,091	7,360	1,268	12,391	12,391	—
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2011				As of March 31, 2011			As of September 30, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	—	—	—	—	(157,081)	—	157,081	(189,704)	—	189,704
Mizuho Bank	—	—	—	—	(35,614)	—	35,614	(34,339)	—	34,339
Mizuho Corporate Bank	—	—	—	—	(121,466)	—	121,466	(155,364)	—	155,364
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	—	—	—	—	143,629	143,629	—	108,730	108,730	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2011	Change from September 30, 2010
Other Securities	(145,225)	(145,835)	(247,667)	609	102,441
Japanese Stocks	(45,717)	(251,452)	(132,530)	205,734	86,813
Japanese Bonds	46,476	59,399	(71,571)	(12,923)	118,048
Japanese Government Bonds	38,511	39,021	(40,861)	(510)	79,372
Other	(145,984)	46,217	(43,564)	(192,201)	(102,419)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2011	Change from September 30, 2010
Other Securities	(163,341)	(136,250)	(242,424)	(27,091)	79,082
Japanese Stocks	(70,605)	(252,331)	(129,845)	181,725	59,239
Japanese Bonds	45,822	59,535	(71,461)	(13,713)	117,283
Japanese Government Bonds	37,953	39,066	(40,641)	(1,112)	78,594
Other	(138,558)	56,544	(41,117)	(195,103)	(97,441)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of September 30, 2011				Change				Maturity as of March 31, 2011
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	13,477.4	18,231.1	2,926.6	1,395.4	(1,404.6)	3,079.6	(29.8)	203.2	14,882.1	15,151.5	2,956.5	1,192.1
Japanese Government Bonds	12,623.4	16,411.9	2,573.4	382.7	(1,442.5)	3,238.0	43.5	62.5	14,065.9	13,173.9	2,529.9	320.2
Japanese Local Government Bonds	11.6	164.0	57.9	0.8	2.1	6.5	(2.2)	(0.0)	9.5	157.5	60.2	0.9
Japanese Corporate Bonds	842.3	1,655.2	295.2	1,011.8	35.6	(164.8)	(71.1)	140.8	806.6	1,820.1	366.3	871.0
Other	1,087.0	3,251.3	1,190.8	2,521.1	(97.5)	269.4	189.8	603.3	1,184.5	2,981.9	1,000.9	1,917.8

Mizuho Bank

Japanese Bonds	8,182.7	10,055.2	1,076.5	789.0	2,011.7	552.2	(110.0)	52.1	6,170.9	9,502.9	1,186.6	736.9
Japanese Government Bonds	7,385.5	8,735.5	901.0	161.7	1,965.5	630.8	(89.0)	(32.5)	5,420.0	8,104.7	990.0	194.2
Japanese Local Government Bonds	11.3	150.2	19.6	—	2.4	14.3	9.6	—	8.8	135.9	10.0	—
Japanese Corporate Bonds	785.7	1,169.4	155.9	627.3	43.7	(92.9)	(30.7)	84.6	742.0	1,262.3	186.6	542.7
Other	87.1	1,290.0	257.9	1,179.0	(26.8)	529.1	100.5	138.9	113.9	760.8	157.3	1,040.1

Mizuho Corporate Bank

Japanese Bonds	5,006.4	7,415.0	1,429.8	571.3	(3,363.3)	2,438.3	130.0	136.1	8,369.7	4,976.6	1,299.7	435.2
Japanese Government Bonds	4,952.8	6,946.4	1,257.4	186.0	(3,360.5)	2,529.7	180.0	80.0	8,313.4	4,416.7	1,077.4	106.0
Japanese Local Government Bonds	0.3	12.8	35.6	0.8	(0.0)	(7.9)	(12.0)	(0.0)	0.3	20.8	47.7	0.9
Japanese Corporate Bonds	53.2	455.7	136.7	384.4	(2.7)	(83.3)	(37.8)	56.1	56.0	539.1	174.6	328.2
Other	957.6	1,710.3	854.1	1,341.7	(57.2)	(329.4)	84.8	464.5	1,014.8	2,039.7	769.2	877.1

Mizuho Trust & Banking

Japanese Bonds	288.2	760.9	420.1	35.0	(53.1)	89.0	(49.8)	15.0	341.4	671.9	470.0	20.0
Japanese Government Bonds	285.0	730.0	415.0	35.0	(47.5)	77.5	(47.5)	15.0	332.5	652.5	462.5	20.0
Japanese Local Government Bonds	—	0.9	2.5	—	(0.3)	0.1	0.1	—	0.3	0.8	2.4	—
Japanese Corporate Bonds	3.2	30.0	2.5	—	(5.3)	11.4	(2.5)	—	8.5	18.6	5.0	—
Other	42.2	250.9	78.7	0.2	(13.4)	69.7	4.4	(0.2)	55.7	181.2	74.3	0.4

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2011				Change				As of March 31, 2011
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	11,025.4	14,321.9	3,856.4	29,203.8	1,892.6	950.3	323.3	3,166.3	9,132.8	13,371.6	3,533.1	26,037.5
Receive Float / Pay Fixed	1,354.6	2,270.3	2,626.9	6,251.9	(85.7)	(260.7)	120.8	(225.6)	1,440.4	2,531.0	2,506.1	6,477.6
Receive Float / Pay Float	—	154.8	30.0	184.8	—	—	—	—	—	154.8	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	12,380.1	16,747.0	6,513.4	35,640.6	1,806.8	689.6	444.1	2,940.6	10,573.2	16,057.4	6,069.2	32,699.9

Mizuho Bank

Receive Fixed / Pay Float	9,201.0	6,065.8	372.8	15,639.8	2,572.0	(1.3)	110.3	2,681.1	6,629.0	6,067.1	262.4	12,958.6
Receive Float / Pay Fixed	—	—	666.9	666.9	—	—	53.0	53.0	—	—	613.9	613.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,201.0	6,065.8	1,039.7	16,306.7	2,572.0	(1.3)	163.3	2,734.1	6,629.0	6,067.1	876.3	13,572.5

Mizuho Corporate Bank

Receive Fixed / Pay Float	1,824.3	8,241.0	3,388.6	13,454.0	(679.4)	936.6	132.9	390.1	2,503.8	7,304.4	3,255.7	13,063.9
Receive Float / Pay Fixed	1,244.6	2,185.3	1,930.0	5,360.0	(135.7)	(160.7)	77.8	(218.6)	1,380.4	2,346.0	1,852.2	5,578.7
Receive Float / Pay Float	—	154.8	30.0	184.8	—	—	—	—	—	154.8	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,069.0	10,581.1	5,348.7	18,998.9	(815.1)	775.9	210.7	171.4	3,884.2	9,805.2	5,137.9	18,827.4

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	15.0	95.0	110.0	—	15.0	80.0	95.0	—	—	15.0	15.0
Receive Float / Pay Fixed	110.0	85.0	30.0	225.0	50.0	(100.0)	(10.0)	(60.0)	60.0	185.0	40.0	285.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	110.0	100.0	125.0	335.0	50.0	(85.0)	70.0	35.0	60.0	185.0	55.0	300.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2011			Change			As of March 31, 2011
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	861.8	565.9	295.9	77.4	14.0	63.4	784.3	551.8	232.5
Mizuho Bank	80.3	81.6	(1.2)	(3.2)	4.9	(8.1)	83.6	76.7	6.9
Mizuho Corporate Bank	715.5	411.1	304.4	82.2	12.0	70.2	633.2	399.0	234.2
Mizuho Trust & Banking	65.9	73.1	(7.2)	(1.5)	(2.8)	1.3	67.4	76.0	(8.5)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

			(Millions of yen)
			First Half of Fiscal 2011		First Half of Fiscal 2010
				Change
Projected Benefit Obligations (at the beginning of the fiscal year)			1,078,952	(719)	1,079,671
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,152,516	(62,609)	1,215,125
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	406,149	34,429	371,720
Amount accumulated (amortized) during the period			(35,830)	1,204	(37,034)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	479,713	(27,460)	507,174

Mizuho Bank

Projected Benefit Obligations (at the beginning of the fiscal year)			638,227	2,086	636,141
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	682,026	(30,335)	712,361
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	249,470	11,158	238,312
Amount accumulated (amortized) during the period			(22,592)	1,226	(23,818)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	293,269	(21,262)	314,532

Mizuho Corporate Bank

Projected Benefit Obligations (at the beginning of the fiscal year)			319,742	(3,357)	323,100
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	342,004	(25,877)	367,882
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	117,862	19,014	98,847
Amount accumulated (amortized) during the period			(9,457)	(363)	(9,093)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	140,124	(3,505)	143,629

Mizuho Trust & Banking

Projected Benefit Obligations (at the beginning of the fiscal year)			120,982	552	120,430
Discount Rate (%)	(A	)	2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	128,485	(6,396)	134,881
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	38,816	4,256	34,560
Amount accumulated (amortized) during the period			(3,781)	340	(4,122)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+(C)-(A	)	46,319	(2,692)	49,011

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

			(Millions of yen)
			First Half of Fiscal 2011		First Half of Fiscal 2010
				Change
Service Cost			(8,792)	(392)	(8,399)
Interest Cost			(13,486)	8	(13,495)
Expected Return on Plan Assets			12,595	(6,095)	18,690
Accumulation (Amortization) of Unrecognized Actuarial Differences			(35,830)	1,204	(37,034)
Losses on Return of Retirement Benefits Trust			(27,728)	(27,728)	—
Other			(1,925)	126	(2,051)

Total			(75,168)	(32,876)	(42,291)

Mizuho Bank

Service Cost			(5,572)	(158)	(5,413)
Interest Cost			(7,977)	(26)	(7,951)
Expected Return on Plan Assets			6,138	(3,014)	9,153
Accumulation (Amortization) of Unrecognized Actuarial Differences			(22,592)	1,226	(23,818)
Losses on Return of Retirement Benefits Trust			(27,728)	(27,728)	—
Other			(1,259)	213	(1,473)

Total			(58,991)	(29,487)	(29,503)

Mizuho Corporate Bank

Service Cost			(2,055)	(210)	(1,845)
Interest Cost			(3,996)	41	(4,038)
Expected Return on Plan Assets			4,850	(2,375)	7,225
Accumulation (Amortization) of Unrecognized Actuarial Differences			(9,457)	(363)	(9,093)
Other			(466)	(35)	(430)

Total			(11,125)	(2,941)	(8,183)

Mizuho Trust & Banking

Service Cost			(1,164)	(23)	(1,141)
Interest Cost			(1,512)	(6)	(1,505)
Expected Return on Plan Assets			1,606	(705)	2,311
Accumulation (Amortization) of Unrecognized Actuarial Differences			(3,781)	340	(4,122)
Other			(199)	(52)	(147)

Total			(5,051)	(447)	(4,604)

Consolidated

			(Millions of yen)
			First Half of Fiscal 2011		First Half of Fiscal 2010
				Change
Projected Benefit Obligations (at the beginning of the fiscal year)	(A	)	1,207,229	6,260	1,200,969
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,215,987	(51,212)	1,267,199
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	420,438	35,772	384,665
Amount accumulated (amortized) during the period			(37,190)	942	(38,132)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D	)	464,812	(20,346)	485,159
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D	)	35,615	1,352	34,263

Income (Expenses) related to Employee Retirement Benefits			(56,945)	(7,421)	(49,524)

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2011 (Preliminary)
		Change from March 31, 2011	As of March 31, 2011
(1) Capital Adequacy Ratio	14.92	(0.38)	15.30
Tier 1 Capital Ratio	11.89	(0.04)	11.93
(2) Tier 1 Capital	6,069.8	(100.4)	6,170.2
Common Stock and Preferred Stock	2,254.9	73.5	2,181.3
Capital Surplus	1,109.7	172.0	937.6
Retained Earnings	1,249.3	116.9	1,132.3
Less: Treasury Stock	12.7	9.5	3.1
Less: Dividends (estimate), etc.	76.4	(63.6)	140.0
Less: Unrealized Losses on Other Securities	143.9	136.9	7.0
Foreign Currency Translation Adjustments	(103.2)	0.6	(103.9)
Minority Interests in Consolidated Subsidiaries	1,938.0	(331.6)	2,269.6
Preferred Securities Issued by Overseas SPCs	1,851.6	(68.2)	1,919.8
Other	(145.9)	(49.3)	(96.5)
(3) Tier 2 Capital	1,895.8	(207.5)	2,103.4
Tier 2 Capital Included as Qualifying Capital	1,895.8	(207.5)	2,103.4
45% of Unrealized Gains on Other Securities	—	—	—
45% of Revaluation Reserve for Land	104.2	(1.9)	106.2
General Reserve for Possible Losses on Loans, etc.	4.7	(0.1)	4.9
Debt Capital, etc.	1,786.8	(205.4)	1,992.2
Perpetual Subordinated Debt and Other Debt Capital	300.5	(43.1)	343.6
Dated Subordinated Debt and Redeemable Preferred Stock	1,486.3	(162.3)	1,648.6
(4) Deductions for Total Risk-based Capital	350.4	(12.2)	362.6
(5) Total Risk-based Capital (2)+(3)-(4)	7,615.2	(295.7)	7,910.9
(6) Risk-weighted Assets	51,037.6	(656.1)	51,693.8
Credit Risk Assets	46,119.9	(877.1)	46,997.1
On-balance-sheet Items	38,033.8	(924.1)	38,958.0
Off-balance-sheet Items	8,086.1	47.0	8,039.0
Market Risk Equivalent Assets	1,373.1	(16.0)	1,389.2
Operational Risk Equivalent Assets	3,544.5	237.0	3,307.4
Adjusted Amount for Credit Risk-weighted Assets	—	—	—
Adjusted Amount for Operational Risk Equivalent	—	—	—

(Reference)
Prime Capital Ratio *	8.19	0.04	8.15

*	Prime Capital (Tier1 Capital (2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2011 (Preliminary)
		Change from March 31, 2011	As of March 31, 2011
(1) Capital Adequacy Ratio	15.05	0.14	14.91
Tier 1 Capital Ratio	10.69	0.31	10.38
(2) Tier 1 Capital	2,388.6	13.8	2,374.7
(3) Tier 2 Capital	1,075.6	(53.9)	1,129.5
(4) Deductions for Total Risk-based Capital	100.9	7.4	93.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,363.3	(47.4)	3,410.8
(6) Risk-weighted Assets	22,342.6	(526.1)	22,868.8

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	18.11	(0.69)	18.80
Tier 1 Capital Ratio	15.80	(0.30)	16.10
(2) Tier 1 Capital	4,372.3	(156.4)	4,528.8
(3) Tier 2 Capital	745.8	(135.3)	881.2
(4) Deductions for Total Risk-based Capital	107.4	(15.5)	122.9
(5) Total Risk-based Capital (2)+(3)-(4)	5,010.8	(276.3)	5,287.1
(6) Risk-weighted Assets	27,666.8	(454.8)	28,121.6

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	16.69	0.35	16.34
Tier 1 Capital Ratio	12.55	0.44	12.11
(2) Tier 1 Capital	311.6	14.7	296.8
(3) Tier 2 Capital	105.8	(4.9)	110.8
(4) Deductions for Total Risk-based Capital	3.0	(4.1)	7.2
(5) Total Risk-based Capital (2)+(3)-(4)	414.4	14.0	400.4
(6) Risk-weighted Assets	2,481.7	32.1	2,449.6

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	14.73	0.13	14.60
Tier 1 Capital Ratio	10.39	0.29	10.10
(2) Tier 1 Capital	2,334.4	9.8	2,324.5
(3) Tier 2 Capital	1,075.6	(53.9)	1,129.5
(4) Deductions for Total Risk-based Capital	101.1	7.3	93.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,308.9	(51.4)	3,360.3
(6) Risk-weighted Assets	22,451.8	(550.3)	23,002.1

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
		%	Change from March 31, 2011%		Change from September 30, 2010%			%		%
Loans to Bankrupt Obligors	32,992	0.05	(13,123)	(0.02)	(35,240)	(0.05)	46,116	0.07	68,232	0.10
Non-Accrual Delinquent Loans	614,401	0.99	(46,316)	(0.05)	(107,986)	(0.16)	660,718	1.05	722,387	1.16
Loans Past Due for 3 Months or More	20,534	0.03	(4,499)	(0.00)	(7,406)	(0.01)	25,034	0.03	27,940	0.04
Restructured Loans	566,532	0.91	69,541	0.12	56,501	0.09	496,991	0.79	510,031	0.82
Total	1,234,460	1.99	5,600	0.04	(94,131)	(0.14)	1,228,859	1.95	1,328,591	2.14

Total Loans	61,731,606	100.00	(1,046,150)		(338,290)		62,777,757	100.00	62,069,897	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	326,220		(17,206)		(96,217)		343,426		422,437
Trust Account
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
		%	Change from March 31, 2011%		Change from September 30, 2010%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20

Total Loans	25,270	100.00	(818)		(2,430)		26,089	100.00	27,701	100.00
Consolidated + Trust Account
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
		%	Change from March 31, 2011%		Change from September 30, 2010%			%		%
Loans to Bankrupt Obligors	32,992	0.05	(13,123)	(0.02)	(35,240)	(0.05)	46,116	0.07	68,232	0.10
Non-Accrual Delinquent Loans	617,488	0.99	(46,325)	(0.05)	(108,003)	(0.16)	663,813	1.05	725,492	1.16
Loans Past Due for 3 Months or More	20,534	0.03	(4,499)	(0.00)	(7,406)	(0.01)	25,034	0.03	27,940	0.04
Restructured Loans	566,532	0.91	69,541	0.12	56,501	0.09	496,991	0.79	510,031	0.82
Total	1,237,547	2.00	5,591	0.04	(94,148)	(0.14)	1,231,955	1.96	1,331,696	2.14

Total Loans	61,756,877	100.00	(1,046,969)		(340,721)		62,803,846	100.00	62,097,598	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
		%	Change from March 31, 2011%		Change from September 30, 2010%			%		%
Loans to Bankrupt Obligors	30,787	0.04	(12,776)	(0.01)	(34,794)	(0.05)	43,563	0.06	65,581	0.10
Non-Accrual Delinquent Loans	593,452	0.96	(53,492)	(0.06)	(117,913)	(0.18)	646,944	1.02	711,365	1.14
Loans Past Due for 3 Months or More	20,534	0.03	(4,499)	(0.00)	(7,406)	(0.01)	25,034	0.03	27,940	0.04
Restructured Loans	449,286	0.72	51,082	0.09	32,155	0.05	398,204	0.63	417,131	0.67
Total	1,094,060	1.77	(19,686)	0.00	(127,959)	(0.19)	1,113,746	1.76	1,222,019	1.96

Total Loans	61,618,697	100.00	(1,401,093)		(452,915)		63,019,790	100.00	62,071,613	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	296,780		(20,290)		(91,828)		317,071		388,609
Mizuho Bank
Loans to Bankrupt Obligors	20,828	0.06	(8,172)	(0.02)	(19,239)	(0.05)	29,000	0.08	40,067	0.12
Non-Accrual Delinquent Loans	486,811	1.52	(32,183)	(0.03)	(17,621)	0.00	518,994	1.55	504,432	1.51
Loans Past Due for 3 Months or More	20,415	0.06	(4,522)	(0.01)	(6,851)	(0.01)	24,937	0.07	27,266	0.08

Restructured Loans	287,403	0.89	42,701	0.16	36,706	0.14	244,701	0.73	250,696	0.75
Total	815,458	2.55	(2,176)	0.10	(7,005)	0.07	817,635	2.44	822,464	2.47

Total Loans	31,977,021	100.00	(1,399,256)		(1,301,987)		33,376,277	100.00	33,279,008	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	196,337		(6,307)		(40,641)		202,645		236,979
Mizuho Corporate Bank
Loans to Bankrupt Obligors	8,644	0.03	(4,320)	(0.01)	(13,229)	(0.05)	12,965	0.04	21,874	0.08
Non-Accrual Delinquent Loans	80,705	0.30	(9,041)	(0.03)	(88,881)	(0.35)	89,746	0.34	169,587	0.66
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	150,110	0.57	10,141	0.04	(688)	(0.02)	139,969	0.53	150,798	0.59
Total	239,461	0.91	(3,220)	(0.00)	(102,799)	(0.43)	242,681	0.92	342,261	1.34

Total Loans	26,273,753	100.00	(94,023)		847,052		26,367,776	100.00	25,426,700	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	88,600		(13,970)		(46,175)		102,571		134,776
Mizuho Trust & Banking

(Banking Account)
Loans to Bankrupt Obligors	1,313	0.03	(282)	(0.00)	(2,325)	(0.06)	1,596	0.04	3,639	0.10
Non-Accrual Delinquent Loans	22,848	0.68	(12,258)	(0.39)	(11,392)	(0.34)	35,107	1.08	34,240	1.02
Loans Past Due for 3 Months or More	119	0.00	22	0.00	(554)	(0.01)	96	0.00	673	0.02
Restructured Loans	11,772	0.35	(1,761)	(0.06)	(3,863)	(0.11)	13,533	0.41	15,636	0.46
Total	36,053	1.07	(14,280)	(0.47)	(18,136)	(0.54)	50,334	1.54	54,190	1.62

Total Loans	3,342,652	100.00	93,005		4,449		3,249,647	100.00	3,338,203	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	11,842		(12)		(5,010)		11,854		16,853

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20

Total Loans	25,270	100.00	(818)		(2,430)		26,089	100.00	27,701	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	719,893	(40,869)	(123,771)	760,762	843,664
General Reserve for Possible Losses on Loans	492,257	(9,193)	(41,042)	501,450	533,299
Specific Reserve for Possible Losses on Loans	227,626	(31,674)	(82,728)	259,301	310,355
Reserve for Possible Losses on Loans to Restructuring Countries	9	(1)	(0)	10	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	397,834	(18,478)	(99,406)	416,313	497,241
Non-Consolidated
Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	604,551	(28,657)	(117,083)	633,209	721,634
General Reserve for Possible Losses on Loans	456,651	(6,515)	(39,936)	463,167	496,588
Specific Reserve for Possible Losses on Loans	147,890	(22,140)	(77,146)	170,031	225,037
Reserve for Possible Losses on Loans to Restructuring Countries	9	(1)	(0)	10	9
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	367,403	(21,735)	(95,050)	389,139	462,454
Mizuho Bank
Reserves for Possible Losses on Loans	377,370	(25,719)	(38,131)	403,089	415,501
General Reserve for Possible Losses on Loans	271,810	(12,356)	(31,242)	284,166	303,052
Specific Reserve for Possible Losses on Loans	105,560	(13,363)	(6,888)	118,923	112,448
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	248,442	(9,488)	(45,574)	257,930	294,016
Mizuho Corporate Bank
Reserves for Possible Losses on Loans	209,803	(2,188)	(74,427)	211,992	284,231
General Reserve for Possible Losses on Loans	171,238	7,040	(4,431)	164,197	175,670
Specific Reserve for Possible Losses on Loans	38,556	(9,228)	(69,995)	47,784	108,551
Reserve for Possible Losses on Loans to Restructuring Countries	8	(1)	(0)	10	9
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	99,503	(14,895)	(47,203)	114,399	146,706
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	17,377	(749)	(4,525)	18,127	21,902
General Reserve for Possible Losses on Loans	13,602	(1,200)	(4,262)	14,802	17,865
Specific Reserve for Possible Losses on Loans	3,774	450	(262)	3,324	4,037
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(0)	0	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	19,458	2,648	(2,272)	16,809	21,731

*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥76 million, ¥132 million and ¥211 million for September 30, 2011, March 31, 2011 and September 30, 2010, respectively) are not included in the above figures for Trust Account.

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Mizuho Financial Group	58.31	(3.59)	(5.18)	61.90	63.50

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Total	55.41	(1.59)	(3.78)	57.01	59.20
Mizuho Bank	46.27	(3.02)	(4.24)	49.29	50.51
Mizuho Corporate Bank	87.61	0.26	4.56	87.35	83.04
Mizuho Trust & Banking (Banking Account)	48.19	12.18	7.78	36.01	40.41

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	195,597	(51,690)	(63,688)	247,287	259,285
Claims with Collection Risk	530,048	(29,367)	(86,682)	559,415	616,730
Claims for Special Attention	587,154	65,026	49,084	522,127	538,070
Total	1,312,800	(16,030)	(101,285)	1,328,830	1,414,086
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	390,010	(21,149)	(101,977)	411,159	491,988
Trust Account
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,086	(8)	(17)	3,095	3,104
Claims for Special Attention	—	—	—	—	—
Total	3,086	(8)	(17)	3,095	3,104
Consolidated + Trust Account
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	195,597	(51,690)	(63,688)	247,287	259,285
Claims with Collection Risk	533,135	(29,375)	(86,699)	562,511	619,835
Claims for Special Attention	587,154	65,026	49,084	522,127	538,070
Total	1,315,887	(16,039)	(101,303)	1,331,926	1,417,190

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
		%	Change from March 31, 2011%		Change from September 30, 2010%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	175,840	0.25	(55,585)	(0.07)	(69,973)	(0.10)	231,426	0.33	245,813	0.35
Claims with Collection Risk	520,327	0.76	(32,915)	(0.03)	(90,768)	(0.13)	553,243	0.79	611,095	0.89
Claims for Special Attention	469,909	0.68	46,567	0.08	24,738	0.03	423,341	0.60	445,170	0.65
Sub-total	1,166,076	1.70	(41,933)	(0.02)	(136,002)	(0.20)	1,208,010	1.72	1,302,079	1.90
Normal Claims	67,203,134	98.29	(1,425,443)	0.02	219,522	0.20	68,628,577	98.27	66,983,611	98.09
Total	68,369,210	100.00	(1,467,377)		83,519		69,836,587	100.00	68,285,691	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	359,965		(24,397)		(97,789)		384,363		457,754

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	125,343	0.36	(50,451)	(0.12)	(55,233)	(0.14)	175,795	0.49	180,577	0.50
Claims with Collection Risk	407,129	1.19	2,673	0.05	8,769	0.07	404,455	1.13	398,359	1.12
Claims for Special Attention	307,818	0.90	38,179	0.14	29,855	0.12	269,639	0.75	277,963	0.78
Sub-total	840,292	2.46	(9,598)	0.07	(16,608)	0.05	849,890	2.39	856,900	2.41
Normal Claims	33,210,489	97.53	(1,493,216)	(0.07)	(1,426,955)	(0.05)	34,703,705	97.60	34,637,445	97.58
Total	34,050,781	100.00	(1,502,814)		(1,443,564)		35,553,596	100.00	35,494,345	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	248,442		(9,488)		(45,574)		257,930		294,016
Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	12,833	0.04	(4,706)	(0.01)	(18,053)	(0.06)	17,540	0.05	30,886	0.10
Claims with Collection Risk	95,983	0.31	(23,475)	(0.07)	(82,546)	(0.29)	119,458	0.38	178,530	0.60
Claims for Special Attention	150,110	0.48	10,141	0.03	(688)	(0.02)	139,969	0.45	150,798	0.51
Sub-total	258,927	0.83	(18,041)	(0.05)	(101,288)	(0.38)	276,968	0.89	360,215	1.22
Normal Claims	30,573,219	99.16	(45,621)	0.05	1,619,292	0.38	30,618,840	99.10	28,953,926	98.77
Total	30,832,146	100.00	(63,662)		1,518,004		30,895,808	100.00	29,314,141	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99,503		(14,895)		(47,203)		114,399		146,706

Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	37,662	1.08	(427)	(0.04)	3,313	0.09	38,090	1.13	34,349	0.99
Claims with Collection Risk	14,127	0.40	(12,105)	(0.37)	(16,972)	(0.49)	26,232	0.78	31,100	0.90
Claims for Special Attention	11,979	0.34	(1,753)	(0.06)	(4,428)	(0.12)	13,733	0.40	16,408	0.47
Sub-total	63,770	1.84	(14,285)	(0.47)	(18,087)	(0.53)	78,056	2.32	81,858	2.37
Normal Claims	3,397,242	98.15	114,204	0.47	29,598	0.53	3,283,037	97.67	3,367,643	97.62
Total	3,461,012	100.00	99,918		11,510		3,361,093	100.00	3,449,502	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	12,019		(12)		(5,011)		12,032		17,031

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,086	12.21	(8)	0.34	(17)	1.00	3,095	11.86	3,104	11.20
Normal Claims	22,183	87.78	(810)	(0.34)	(2,413)	(1.00)	22,993	88.13	24,596	88.79
Total	25,270	100.00	(818)		(2,430)		26,089	100.00	27,701	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	175.8	(55.5)	(69.9)	231.4	245.8
Collateral, Guarantees, and equivalent	159.3	(53.3)	(63.1)	212.6	222.5
Reserve for Possible Losses	16.4	(2.2)	(6.8)	18.7	23.2
Claims with Collection Risk	517.2	(32.9)	(90.7)	550.1	607.9
Collateral, Guarantees, and equivalent	298.2	(0.7)	(16.9)	299.0	315.1
Reserve for Possible Losses	143.1	(19.8)	(66.0)	162.9	209.1
Claims for Special Attention	469.9	46.5	24.7	423.3	445.1
Collateral, Guarantees, and equivalent	111.9	1.5	5.1	110.4	106.8
Reserve for Possible Losses	104.2	11.4	0.5	92.7	103.6
Total	1,162.9	(41.9)	(135.9)	1,204.9	1,298.9
Collateral, Guarantees, and equivalent	569.5	(52.5)	(74.9)	622.1	644.4
Reserve for Possible Losses	263.8	(10.6)	(72.3)	274.4	336.1
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	125.3	(50.4)	(55.2)	175.7	180.5
Collateral, Guarantees, and equivalent	121.6	(48.4)	(52.5)	170.1	174.2
Reserve for Possible Losses	3.7	(1.9)	(2.6)	5.6	6.3
Claims with Collection Risk	407.1	2.6	8.7	404.4	398.3
Collateral, Guarantees, and equivalent	245.6	14.3	10.1	231.3	235.5
Reserve for Possible Losses	101.7	(11.4)	(4.2)	113.1	106.0
Claims for Special Attention	307.8	38.1	29.8	269.6	277.9
Collateral, Guarantees, and equivalent	91.4	5.2	14.5	86.2	76.9
Reserve for Possible Losses	62.0	8.3	(0.3)	53.6	62.4
Total	840.2	(9.5)	(16.6)	849.8	856.9
Collateral, Guarantees, and equivalent	458.8	(28.9)	(27.8)	487.7	486.6
Reserve for Possible Losses	167.5	(4.9)	(7.2)	172.5	174.8
Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	12.8	(4.7)	(18.0)	17.5	30.8
Collateral, Guarantees, and equivalent	12.1	(4.3)	(13.9)	16.4	26.1
Reserve for Possible Losses	0.7	(0.3)	(4.0)	1.0	4.7
Claims with Collection Risk	95.9	(23.4)	(82.5)	119.4	178.5
Collateral, Guarantees, and equivalent	42.9	(3.7)	(11.7)	46.6	54.6
Reserve for Possible Losses	37.6	(8.8)	(61.7)	46.5	99.4
Claims for Special Attention	150.1	10.1	(0.6)	139.9	150.7
Collateral, Guarantees, and equivalent	17.3	(2.3)	(7.5)	19.6	24.8
Reserve for Possible Losses	40.1	3.3	1.5	36.8	38.6
Total	258.9	(18.0)	(101.2)	276.9	360.2
Collateral, Guarantees, and equivalent	72.3	(10.4)	(33.2)	82.8	105.6
Reserve for Possible Losses	78.5	(5.8)	(64.2)	84.4	142.8
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	37.6	(0.4)	3.3	38.0	34.3
Collateral, Guarantees, and equivalent	25.6	(0.4)	3.4	26.0	22.2
Reserve for Possible Losses	12.0	(0.0)	(0.0)	12.0	12.1
Claims with Collection Risk	14.1	(12.1)	(16.9)	26.2	31.1
Collateral, Guarantees, and equivalent	9.6	(11.3)	(15.3)	20.9	24.9
Reserve for Possible Losses	3.6	0.4	0.0	3.2	3.6
Claims for Special Attention	11.9	(1.7)	(4.4)	13.7	16.4
Collateral, Guarantees, and equivalent	3.1	(1.3)	(1.8)	4.5	4.9
Reserve for Possible Losses	1.9	(0.2)	(0.7)	2.2	2.6
Total	63.7	(14.2)	(18.0)	78.0	81.8
Collateral, Guarantees, and equivalent	38.3	(13.1)	(13.7)	51.5	52.1
Reserve for Possible Losses	17.6	0.1	(0.7)	17.4	18.4
(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.1
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.1
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Coverage Amount	833.3	(63.2)	(147.2)	896.6	980.6
Reserves for Possible Losses on Loans	263.8	(10.6)	(72.3)	274.4	336.1
Collateral, Guarantees, and equivalent	569.5	(52.5)	(74.9)	622.1	644.4

	(%)
Coverage Ratio	71.7	(2.7)	(3.8)	74.4	75.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.3	1.3	(0.9)	83.9	86.2
Claims for Special Attention	46.0	(1.9)	(1.2)	48.0	47.2
Claims against Special Attention Obligors	48.8	(2.9)	(0.6)	51.8	49.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	65.3	0.4	(6.0)	64.8	71.4
Claims for Special Attention	29.1	(0.5)	(1.5)	29.6	30.6
Claims against Special Attention Obligors	30.3	(0.9)	(1.6)	31.3	32.0

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	22.25	0.29	(1.50)	21.96	23.76
Claims against Watch Obligors excluding Special Attention Obligors	4.23	(0.11)	0.04	4.34	4.18
Claims against Normal Obligors	0.17	(0.02)	(0.04)	0.20	0.22

Mizuho Bank
	(Billions of yen)
Coverage Amount	626.3	(33.9)	(35.0)	660.3	661.4
Reserves for Possible Losses on Loans	167.5	(4.9)	(7.2)	172.5	174.8
Collateral, Guarantees, and equivalent	458.8	(28.9)	(27.8)	487.7	486.6

	(%)
Coverage Ratio	74.5	(3.1)	(2.6)	77.6	77.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.3	0.1	(0.3)	85.1	85.7
Claims for Special Attention	49.8	(2.0)	(0.2)	51.8	50.1
Claims against Special Attention Obligors	52.7	(3.6)	0.4	56.3	52.2

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	63.0	(2.3)	(2.0)	65.4	65.1
Claims for Special Attention	28.6	(0.5)	(2.3)	29.2	31.0
Claims against Special Attention Obligors	29.5	(1.5)	(2.1)	31.0	31.7

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.79	0.13	(2.35)	19.65	22.15
Claims against Watch Obligors excluding Special Attention Obligors	3.92	(0.35)	(0.21)	4.28	4.13
Claims against Normal Obligors	0.19	(0.03)	(0.06)	0.23	0.26

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	150.9	(16.3)	(97.5)	167.2	248.5
Reserves for Possible Losses on Loans	78.5	(5.8)	(64.2)	84.4	142.8
Collateral, Guarantees, and equivalent	72.3	(10.4)	(33.2)	82.8	105.6

	(%)
Coverage Ratio	58.3	(2.0)	(10.6)	60.3	68.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.9	5.9	(2.3)	78.0	86.3
Claims for Special Attention	38.3	(2.0)	(3.7)	40.3	42.1
Claims against Special Attention Obligors	42.1	(1.7)	(3.8)	43.8	45.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	70.9	7.0	(9.2)	63.9	80.2
Claims for Special Attention	30.2	(0.3)	(0.4)	30.6	30.6
Claims against Special Attention Obligors	32.3	(0.5)	(1.3)	32.8	33.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	27.68	0.14	0.24	27.53	27.43
Claims against Watch Obligors excluding Special Attention Obligors	4.72	0.26	0.46	4.45	4.25
Claims against Normal Obligors	0.15	(0.00)	(0.02)	0.16	0.18

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Coverage Amount	56.0	(12.9)	(14.5)	69.0	70.6
Reserves for Possible Losses on Loans	17.6	0.1	(0.7)	17.4	18.4
Collateral, Guarantees, and equivalent	38.3	(13.1)	(13.7)	51.5	52.1

	(%)
Coverage Ratio	87.9	(0.5)	1.6	88.4	86.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	94.2	1.8	2.0	92.3	92.1
Claims for Special Attention	42.5	(6.5)	(4.0)	49.1	46.5
Claims against Special Attention Obligors	39.9	(2.3)	(2.3)	42.2	42.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	81.9	20.2	21.7	61.7	60.1
Claims for Special Attention	22.0	(1.9)	(1.1)	23.9	23.2
Claims against Special Attention Obligors	21.3	(0.4)	(0.7)	21.8	22.1

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.29	0.18	(0.07)	16.10	16.36
Claims against Watch Obligors excluding Special Attention Obligors	4.28	0.12	(0.05)	4.15	4.33
Claims against Normal Obligors	0.19	(0.01)	(0.03)	0.21	0.23

3-29

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

3-30

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2008		Fiscal 2009		Fiscal 2010		Fiscal 2011
	Up to First Half of Fiscal 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011	As of September 30, 2011
										Aggregated Figures of the 3 Banks
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking		Change from March 31, 2011

Claims against Bankrupt and Substantially Bankrupt Obligors	2,575.4	181.9	152.8	123.7	110.6	93.9	42.7	4.0	27.9	74.6	(19.2)
Claims with Collection Risk	8,697.9	261.0	203.6	147.8	117.7	104.1	80.0	6.2	5.0	91.3	(12.7)
Amount Categorized as above up to First Half of Fiscal 2008	11,273.3	443.0	356.4	271.5	228.3	198.1	122.7	10.2	33.0	166.0	(32.0)
of which the amount which was in the process of being removed from the balance sheet	1,198.7	131.7	106.2	76.5	68.9	55.2	35.1	2.9	0.3	38.4	(16.8)
Claims against Bankrupt and Substantially Bankrupt Obligors		126.8	82.2	61.9	46.2	29.9	13.3	6.2	0.0	19.6	(10.2)
Claims with Collection Risk		336.9	184.7	100.0	62.1	42.7	26.5	6.8	0.6	34.0	(8.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2008		463.8	267.0	161.9	108.3	72.7	39.8	13.0	0.7	53.6	(19.0)
of which the amount which was in the process of being removed from the balance sheet		96.5	72.6	55.7	40.7	25.9	12.4	5.2	0.0	17.6	(8.2)
Claims against Bankrupt and Substantially Bankrupt Obligors			43.6	36.6	32.2	21.4	9.9	1.3	1.2	12.5	(8.9)
Claims with Collection Risk			345.3	210.7	166.0	49.3	27.6	5.3	0.5	33.5	(15.8)
Amount Newly Categorized as above during the First Half of Fiscal 2009			389.0	247.4	198.3	70.8	37.5	6.6	1.7	46.0	(24.7)
of which the amount which was in the process of being removed from the balance sheet			39.2	31.5	28.9	20.8	10.2	1.3	1.2	12.8	(8.0)
Claims against Bankrupt and Substantially Bankrupt Obligors				35.7	24.8	29.3	11.1	0.8	7.0	19.1	(10.2)
Claims with Collection Risk				173.4	124.4	87.6	48.7	7.4	0.3	56.6	(31.0)
Amount Newly Categorized as above during the Second Half of Fiscal 2009				209.1	149.3	117.0	59.9	8.3	7.4	75.7	(41.2)
of which the amount which was in the process of being removed from the balance sheet				32.0	21.9	20.0	11.1	—	1.0	12.2	(7.8)
Claims against Bankrupt and Substantially Bankrupt Obligors					31.9	24.8	12.8	—	0.3	13.1	(11.6)
Claims with Collection Risk					140.6	86.7	53.4	0.6	5.4	59.6	(27.1)
Amount Newly Categorized as above during the First Half of Fiscal 2010					172.5	111.6	66.3	0.6	5.8	72.8	(38.7)
of which the amount which was in the process of being removed from the balance sheet					28.8	24.7	12.8	—	0.3	13.1	(11.5)
Claims against Bankrupt and Substantially Bankrupt Obligors						31.8	13.4	—	0.4	13.9	(17.9)
Claims with Collection Risk						182.5	75.1	30.8	4.3	110.3	(72.1)
Amount Newly Categorized as above during the Second Half of Fiscal 2010						214.4	88.6	30.8	4.8	124.3	(90.0)
of which the amount which was in the process of being removed from the balance sheet						30.5	13.4	—	0.4	13.8	(16.6)
Claims against Bankrupt and Substantially Bankrupt Obligors							21.9	0.3	0.4	22.7	22.7
Claims with Collection Risk							95.5	38.5	0.7	134.7	134.7
Amount Newly Categorized as above during the First Half of Fiscal 2011							117.4	38.8	1.1	157.4	157.4
of which the amount which was in the process of being removed from the balance sheet							21.9	0.3	0.4	22.7	22.7
Claims against Bankrupt and Substantially Bankrupt Obligors	—	308.7	278.7	258.0	245.8	231.4	125.3	12.8	37.6	175.8	(55.5)
Claims with Collection Risk	—	598.0	733.7	632.0	611.0	553.2	407.1	95.9	17.2	520.3	(32.9)
Total	—	906.8	1,012.5	890.1	856.9	784.6	532.4	108.8	54.8	696.1	(88.5)
of which the amount which was in the process of being removed from the balance sheet	—	228.3	218.1	195.8	189.4	177.3	117.1	9.8	3.9	131.0	(46.3)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2011	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2008	11,273.3	166.0	11,107.3	98.5	98.8
Second Half of Fiscal 2008	463.8	53.6	410.1	88.4	92.2
First Half of Fiscal 2009	389.0	46.0	342.9	88.1	91.4
Second Half of Fiscal 2009	209.1	75.7	133.4	63.7	69.6
First Half of Fiscal 2010	172.5	72.8	99.7	57.8	65.4
Second Half of Fiscal 2010	214.4	124.3	90.0	42.0	48.4
First Half of Fiscal 2011	157.4	157.4	—	—	—
Total	12,879.8	696.1	12,183.7	—	—

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2011

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2011
	Fiscal 2008		Fiscal 2009		Fiscal 2010
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(10.3)	(3.2)	(2.2)	(1.7)	(0.2)	(0.0)	(17.9)
Restructuring	(3.3)	(0.3)	—	(8.2)	—	(0.0)	(11.9)
Improvement in Business Performance due to Restructuring	—	(0.0)	—	(6.4)	(0.0)	(0.0)	(6.5)
Loan Sales	(2.2)	(1.2)	(0.3)	(0.3)	(2.5)	(2.4)	(9.2)
Direct Write-off	16.5	2.0	1.5	2.7	(1.7)	(2.8)	18.1
Other	(32.5)	(16.2)	(23.6)	(27.2)	(34.1)	(84.6)	(218.6)
Debt recovery	(23.0)	(9.2)	(7.2)	(7.6)	(7.8)	(21.1)	(76.2)
Improvement in Business Performance	(9.4)	(7.0)	(16.4)	(19.5)	(26.3)	(63.5)	(142.3)
Total	(32.0)	(19.0)	(24.7)	(41.2)	(38.7)	(90.0)	(245.9)

Mizuho Bank
Liquidation	(4.1)	(3.2)	(1.8)	(1.7)	(0.2)	(0.0)	(11.3)
Restructuring	(3.1)	(0.3)	—	(8.2)	—	(0.0)	(11.6)
Improvement in Business Performance due to Restructuring	—	—	—	(6.4)	—	—	(6.4)
Loan Sales	(2.2)	(1.2)	(0.3)	(0.3)	(0.7)	(0.3)	(5.2)
Direct Write-off	4.7	2.1	0.2	2.7	(2.0)	(4.4)	3.4
Other	(24.9)	(13.1)	(17.9)	(18.5)	(25.3)	(34.2)	(134.0)
Debt recovery	(15.4)	(6.1)	(3.5)	(5.8)	(6.9)	(17.7)	(55.5)
Improvement in Business Performance	(9.4)	(6.9)	(14.3)	(12.6)	(18.3)	(16.5)	(78.4)
Total	(29.7)	(15.7)	(19.8)	(32.5)	(28.3)	(39.0)	(165.1)

Mizuho Corporate Bank
Liquidation	(6.1)	—	(0.4)	—	—	—	(6.6)
Restructuring	(0.2)	—	—	—	—	—	(0.2)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	—	—	(1.8)	(2.1)	(3.9)
Direct Write-off	12.0	(0.0)	1.3	(0.0)	0.2	1.5	15.0
Other	(7.5)	(2.7)	(3.4)	(8.5)	(0.6)	(48.4)	(71.3)
Debt recovery	(7.5)	(2.7)	(3.4)	(1.8)	(0.6)	(2.0)	(18.2)
Improvement in Business Performance	—	—	—	(6.7)	—	(46.3)	(53.1)
Total	(1.8)	(2.8)	(2.5)	(8.5)	(2.2)	(48.9)	(67.0)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—	—
Improvement in Business Performance due to Restructuring	—	(0.0)	—	—	(0.0)	(0.0)	(0.0)
Loan Sales	—	—	—	(0.0)	—	—	(0.0)
Direct Write-off	(0.2)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.3)
Other	(0.1)	(0.3)	(2.3)	(0.1)	(8.1)	(2.0)	(13.2)
Debt recovery	(0.1)	(0.3)	(0.2)	(0.0)	(0.2)	(1.3)	(2.4)
Improvement in Business Performance	(0.0)	(0.0)	(2.0)	(0.1)	(7.9)	(0.7)	(10.8)
Total	(0.4)	(0.4)	(2.3)	(0.1)	(8.2)	(2.0)	(13.7)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2008*	In First Half of Fiscal 2009	In Second Half of Fiscal 2009	In First Half of Fiscal 2010	In Second Half of Fiscal 2010	In First Half of Fiscal 2011

Liquidation	(1,640.0)	(15.0)	(16.0)	(19.2)	(52.2)	(17.9)	(1,760.6)
Restructuring	(1,844.4)	(4.0)	(16.6)	(12.8)	(76.2)	(11.9)	(1,966.0)
Improvement in Business Performance due to Restructuring	(181.7)	(0.0)	(2.9)	(0.1)	(0.1)	(6.5)	(191.6)
Loan Sales	(4,341.9)	(40.2)	(61.6)	(72.3)	(43.1)	(9.2)	(4,568.5)
Direct Write-off	3,406.8	(7.4)	(2.1)	68.2	78.8	18.1	3,562.5
Other	(6,228.8)	(216.5)	(232.0)	(169.3)	(193.8)	(218.6)	(7,259.1)
Debt recovery	—	(133.3)	(156.7)	(109.7)	(161.8)	(76.2)	—
Improvement in Business Performance	—	(83.2)	(75.2)	(59.6)	(32.0)	(142.3)	—
Total	(10,830.4)	(283.3)	(331.5)	(205.8)	(286.6)	(245.9)	(12,183.7)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2008.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
			Change from March 31, 2011		Change from September 30, 2010
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,225.7	1,040.6	(2,226.2)	(5.2)	(2,309.7)	(96.1)	57,451.9	1,045.9	57,535.4	1,136.8
Manufacturing	7,223.8	247.3	3.8	0.5	(187.5)	23.6	7,220.0	246.7	7,411.3	223.7
Agriculture & Forestry	27.4	0.3	3.9	(0.2)	4.3	(0.0)	23.5	0.6	23.1	0.4
Fishery	1.0	0.0	0.3	—	0.0	—	0.7	0.0	0.9	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	159.0	—	5.0	—	5.8	—	154.0	—	153.1	—
Construction	885.9	43.6	(41.7)	(15.3)	(78.6)	(16.6)	927.6	59.0	964.5	60.2
Utilities	1,514.5	4.0	97.5	3.5	619.8	3.0	1,416.9	0.4	894.6	0.9
Communication	1,130.2	35.8	(421.1)	5.1	(541.6)	4.9	1,551.3	30.7	1,671.9	30.8
Transportation & Postal Industry	2,867.1	44.4	(32.9)	15.0	(29.1)	(58.9)	2,900.0	29.4	2,896.2	103.4
Wholesale & Retail	4,714.0	170.3	(128.8)	14.5	(68.7)	24.7	4,842.9	155.8	4,782.8	145.6
Finance & Insurance	6,290.4	10.1	(552.5)	7.2	(783.6)	(5.2)	6,842.9	2.9	7,074.0	15.4
Real Estate	6,254.5	156.6	(96.5)	(25.3)	(346.6)	(64.3)	6,351.0	182.0	6,601.1	221.0
Commodity Lease	1,536.6	2.2	(52.3)	0.5	(86.1)	(14.5)	1,588.9	1.6	1,622.7	16.7
Service Industries	2,745.1	110.1	46.0	4.6	(213.4)	(26.0)	2,699.0	105.4	2,958.5	136.2
Local Governments	1,193.8	2.9	(38.1)	(0.0)	94.4	(0.0)	1,231.9	2.9	1,099.4	2.9
Governments	4,897.9	—	(958.6)	—	(721.7)	—	5,856.6	—	5,619.7	—
Other	13,783.8	212.3	(60.0)	(15.5)	23.0	33.3	13,843.8	227.8	13,760.7	179.0
Overseas Total (including Loans Booked Offshore)	7,462.8	53.3	295.9	(14.3)	1,060.7	(31.7)	7,166.8	67.7	6,402.1	85.1
Governments	339.0	—	(17.2)	—	41.9	—	356.2	—	297.0	—
Financial Institutions	2,536.7	—	212.2	(2.0)	689.3	(8.7)	2,324.4	2.0	1,847.3	8.7
Other	4,587.1	53.3	100.9	(12.3)	329.3	(23.0)	4,486.1	65.7	4,257.7	76.4
Total	62,688.6	1,094.0	(1,930.2)	(19.6)	(1,249.0)	(127.9)	64,618.8	1,113.7	63,937.6	1,222.0

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2011: ¥738.3 billion (from MHBK ¥700.0 billion; from MHCB ¥38.3 billion)
As of March 31, 2011: ¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)
As of September 30, 2010: ¥700.0 billion (from MHBK)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2011		Change from September 30, 2010		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank

Domestic Total (excluding Loans Booked Offshore)	31,977.0	815.4	(1,399.2)	(2.1)	(1,301.9)	(7.0)	33,376.2	817.6	33,279.0	822.4
Manufacturing	2,754.7	166.4	(35.4)	5.7	(115.6)	16.5	2,790.1	160.7	2,870.3	149.9
Agriculture & Forestry	27.0	0.3	3.9	(0.2)	4.4	(0.0)	23.1	0.6	22.6	0.4
Fishery	1.0	0.0	0.3	—	0.0	—	0.7	0.0	0.9	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	5.3	—	(0.6)	—	(0.4)	—	5.9	—	5.7	—
Construction	495.2	27.9	(34.4)	(16.3)	(14.7)	(17.6)	529.7	44.3	509.9	45.5
Utilities	60.2	0.1	(6.8)	(0.1)	(1.2)	(0.2)	67.0	0.2	61.4	0.3
Communication	313.4	29.9	(17.0)	6.4	(18.2)	5.6	330.4	23.4	331.6	24.2
Transportation & Postal Industry	1,166.4	35.5	(20.8)	8.2	116.8	9.1	1,187.2	27.3	1,049.5	26.4
Wholesale & Retail	3,406.7	167.2	(77.8)	16.9	(75.7)	31.1	3,484.5	150.2	3,482.5	136.0
Finance & Insurance	2,006.7	10.1	(67.5)	7.2	(298.5)	3.0	2,074.3	2.9	2,305.3	7.1
Real Estate	3,148.7	106.1	(107.3)	(8.8)	(200.0)	(28.4)	3,256.1	115.0	3,348.7	134.5
Commodity Lease	182.9	2.2	(2.9)	0.5	(13.8)	0.8	185.9	1.6	196.8	1.3
Service Industries	2,022.7	103.8	38.9	(0.3)	(173.7)	(27.0)	1,983.8	104.2	2,196.4	130.8
Local Governments	1,032.6	—	(37.6)	—	82.9	—	1,070.2	—	949.7	—
Governments	3,772.8	—	(904.6)	—	(523.9)	—	4,677.5	—	4,296.7	—
Other	11,580.0	165.4	(129.0)	(21.2)	(70.1)	(0.0)	11,709.1	186.7	11,650.1	165.4
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Total	31,977.0	815.4	(1,399.2)	(2.1)	(1,301.9)	(7.0)	33,376.2	817.6	33,279.0	822.4
Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	18,816.5	186.0	(390.7)	11.1	(214.7)	(71.0)	19,207.3	174.8	19,031.3	257.0
Manufacturing	3,903.9	75.3	(2.0)	(3.6)	(102.1)	9.1	3,905.9	79.0	4,006.0	66.2
Agriculture & Forestry	0.3	—	—	—	(0.1)	—	0.3	—	0.4	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	148.4	—	4.6	—	6.0	—	143.7	—	142.3	—
Construction	310.8	15.5	(4.4)	1.3	(48.4)	1.3	315.2	14.2	359.3	14.1
Utilities	1,291.0	3.8	86.6	3.6	556.8	3.2	1,204.4	0.2	734.1	0.6
Communication	468.2	5.3	83.1	(1.2)	98.9	(0.5)	385.0	6.5	369.2	5.8
Transportation & Postal Industry	1,487.4	8.8	(4.9)	7.8	(136.2)	(68.0)	1,492.3	1.0	1,623.7	76.9
Wholesale & Retail	1,116.2	2.2	(40.3)	(1.9)	23.2	(5.7)	1,156.5	4.2	1,092.9	7.9
Finance & Insurance	3,929.2	—	(406.3)	—	(282.5)	(8.3)	4,335.5	—	4,211.8	8.3
Real Estate	2,142.2	30.1	16.0	(4.7)	(124.2)	(20.2)	2,126.1	34.8	2,266.4	50.3
Commodity Lease	1,152.4	—	(42.8)	—	(48.8)	(15.4)	1,195.3	—	1,201.3	15.4
Service Industries	614.8	4.8	(25.0)	3.8	(59.6)	1.3	639.9	0.9	674.4	3.4
Local Governments	124.9	—	0.9	—	12.6	—	124.0	—	112.3	—
Governments	825.9	—	(142.3)	—	(247.2)	—	968.2	—	1,073.1	—
Other	1,300.2	39.9	85.9	6.1	136.8	32.1	1,214.2	33.8	1,163.3	7.7
Overseas Total (including Loans Booked Offshore)	7,457.2	53.3	296.7	(14.3)	1,061.8	(31.7)	7,160.4	67.7	6,395.3	85.1
Governments	338.4	—	(16.9)	—	42.2	—	355.4	—	296.1	—
Financial Institutions	2,536.7	—	212.2	(2.0)	689.3	(8.7)	2,324.4	2.0	1,847.3	8.7
Other	4,582.0	53.3	101.5	(12.3)	330.2	(23.0)	4,480.5	65.7	4,251.8	76.4
Total	26,273.7	239.4	(94.0)	(3.2)	847.0	(102.7)	26,367.7	242.6	25,426.7	342.2
Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,432.1	39.1	(436.2)	(14.2)	(792.9)	(18.1)	4,868.3	53.4	5,225.1	57.2
Manufacturing	565.2	5.5	41.2	(1.4)	30.2	(2.0)	523.9	6.9	535.0	7.5
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	5.3	—	1.0	—	0.2	—	4.3	—	5.1	—
Construction	79.8	0.1	(2.8)	(0.4)	(15.4)	(0.3)	82.6	0.5	95.3	0.4
Utilities	163.2	—	17.7	(0.0)	64.2	(0.0)	145.5	0.0	99.0	0.0
Communication	348.5	0.6	(487.3)	(0.0)	(622.3)	(0.1)	835.9	0.6	970.9	0.7
Transportation & Postal Industry	213.3	0.0	(7.1)	(1.0)	(9.6)	—	220.4	1.0	223.0	0.0
Wholesale & Retail	191.1	0.9	(10.6)	(0.4)	(16.1)	(0.6)	201.8	1.3	207.2	1.5
Finance & Insurance	354.4	—	(78.6)	—	(202.5)	—	433.0	—	556.9	—
Real Estate	963.4	20.3	(5.2)	(11.7)	(22.4)	(15.6)	968.7	32.1	985.8	36.0
Commodity Lease	201.1	—	(6.5)	—	(23.4)	(0.0)	207.7	—	224.6	0.0
Service Industries	107.4	1.5	32.1	1.2	19.8	(0.3)	75.2	0.2	87.5	1.8
Local Governments	36.1	2.9	(1.4)	(0.0)	(1.1)	(0.0)	37.6	2.9	37.3	2.9
Governments	299.1	—	88.3	—	49.4	—	210.7	—	249.7	—
Other	903.4	6.9	(16.9)	(0.3)	(43.7)	1.1	920.4	7.3	947.2	5.8
Overseas Total (including Loans Booked Offshore)	5.6	—	(0.7)	—	(1.1)	—	6.4	—	6.7	—
Governments	0.6	—	(0.2)	—	(0.2)	—	0.8	—	0.9	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	5.0	—	(0.5)	—	(0.8)	—	5.6	—	5.8	—
Total	4,437.8	39.1	(437.0)	(14.2)	(794.1)	(18.1)	4,874.8	53.4	5,231.9	57.2

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2011						As of March 31, 2011		As of September 30, 2010
			Change from March 31, 2011		Change from September 30, 2010
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,099.4	72.9	(27.1)	(3.0)	(112.8)	(3.9)	1,126.6	75.9	1,212.2	76.9
Manufacturing	254.1	56.4	(3.5)	(1.4)	19.1	(3.7)	257.7	57.8	235.0	60.1
Agriculture & Forestry	0.3	87.5	(0.2)	(5.1)	(0.0)	10.4	0.6	92.7	0.4	77.1
Fishery	0.0	100.0	(0.0)	—	(0.0)	—	0.0	100.0	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	(0.0)	—	0.0	100.0	0.0	100.0
Construction	44.5	68.3	(29.4)	(6.0)	(16.9)	(9.4)	74.0	74.4	61.5	77.8
Utilities	4.0	18.4	3.5	(38.9)	2.5	(42.7)	0.4	57.3	1.4	61.1
Communication	36.3	66.4	5.0	0.1	4.8	2.4	31.2	66.2	31.4	63.9
Transportation & Postal Industry	45.5	68.0	14.1	(15.8)	(65.6)	(24.7)	31.4	83.8	111.2	92.7
Wholesale & Retail	180.4	65.4	15.9	(1.8)	26.5	(2.1)	164.5	67.2	153.9	67.5
Finance & Insurance	10.1	29.4	6.5	(23.0)	(6.8)	(30.0)	3.6	52.4	16.9	59.4
Real Estate	157.5	87.3	(25.6)	0.7	(65.2)	1.8	183.1	86.5	222.7	85.4
Commodity Lease	2.2	81.5	0.5	(5.9)	(14.8)	3.6	1.6	87.4	17.0	77.8
Service Industries	113.3	65.9	3.5	(5.0)	(27.2)	3.2	109.7	71.0	140.5	62.7
Local Governments	30.6	100.0	(0.0)	—	(0.0)	—	30.6	100.0	30.6	100.0
Other	220.0	93.5	(17.4)	(0.1)	30.9	(2.7)	237.5	93.6	189.1	96.2
Overseas Total (including Loans Booked Offshore)	66.6	52.0	(14.7)	(1.6)	(23.1)	(4.9)	81.3	53.7	89.7	56.9
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	(2.0)	—	(8.7)	—	2.0	100.0	8.7	63.8
Other	66.6	52.0	(12.6)	(0.4)	(14.4)	(4.1)	79.2	52.4	81.0	56.2
Total	1,166.0	71.7	(41.9)	(2.7)	(136.0)	(3.8)	1,208.0	74.4	1,302.0	75.5

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2011
		Change from March 31, 2011	Change from September 30, 2010	As of March 31, 2011	As of September 30, 2010
Housing and Consumer Loans	12,179.0	(204.8)	(188.8)	12,383.8	12,367.9
Housing Loans for owner’s residential housing	10,374.4	(114.0)	(19.1)	10,488.4	10,393.6

Mizuho Bank
Housing and Consumer Loans	11,940.1	(190.5)	(159.8)	12,130.6	12,100.0
Housing Loans	11,024.5	(159.9)	(102.2)	11,184.4	11,126.7
for owner’s residential housing	10,166.0	(102.0)	4.8	10,268.1	10,161.2
Consumer loans	915.6	(30.5)	(57.6)	946.2	973.3

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	238.8	(14.2)	(28.9)	253.1	267.8
Housing Loans for owner’s residential housing	208.4	(11.9)	(23.9)	220.3	232.4

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2011
		Change from March 31, 2011	Change from September 30, 2010	As of March 31, 2011	As of September 30, 2010
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.4	1.7	1.4	55.7	56.0
Loans to SMEs and Individual Customers	31,741.4	(291.1)	(482.1)	32,032.6	32,223.6

*  The following Loans to MHFG are not included:

    As of September 30, 2011: ¥738.3 billion (from MHBK¥700.0 billion; from MHCB ¥38.3 billion)

    As of March 31, 2011:        ¥741.5 billion (from MHBK¥700.0 billion; from MHCB ¥41.5 billion)

    As of September 30, 2010: ¥700.0 billion (from MHBK)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	70.8	2.4	2.0	68.4	68.8
Loans to SMEs and Individual Customers	22,670.7	(170.6)	(240.6)	22,841.4	22,911.3

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	37.4	0.2	(0.3)	37.2	37.8
Loans to SMEs and Individual Customers	7,051.5	(106.3)	(156.4)	7,157.9	7,207.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	45.5	3.7	5.2	41.7	40.2
Loans to SMEs and Individual Customers	2,019.2	(14.0)	(85.0)	2,033.3	2,104.3

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Loan amount	0.0	(0.0)	0.0	0.0	0.0
Number of Restructuring Countries*	3	—	1	3	2

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2011
			Change from March 31, 2011		Change from September 30, 2010		As of March 31, 2011		As of September 30, 2010
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,701.5	13.0	271.7	3.0	648.9	(2.8)	2,429.7	9.9	2,052.5	15.8
Hong Kong	619.4	1.4	62.2	(0.1)	138.9	(1.2)	557.2	1.6	480.4	2.7
Korea	349.2	—	(13.4)	(0.8)	36.2	(1.2)	362.6	0.8	312.9	1.2
Singapore	366.4	3.6	45.1	(0.3)	84.6	(0.9)	321.2	3.9	281.7	4.5
Thailand	373.0	5.5	19.5	5.0	62.7	3.6	353.4	0.5	310.3	1.8
Central and South America	2,589.1	52.5	(86.0)	18.8	168.1	43.0	2,675.1	33.6	2,420.9	9.4
North America	2,177.3	4.7	66.1	1.9	340.0	1.7	2,111.1	2.8	1,837.2	2.9
Eastern Europe	32.1	7.0	(7.8)	(2.1)	(23.5)	(3.9)	39.9	9.1	55.6	10.9
Western Europe	2,014.4	37.7	94.3	(9.9)	67.8	(3.7)	1,920.0	47.6	1,946.6	41.4
Other	706.8	0.5	(95.1)	(4.1)	(83.3)	(18.6)	801.9	4.6	790.1	19.1
Total	10,221.3	115.5	243.2	7.6	1,118.1	15.6	9,978.0	107.9	9,103.2	99.8

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2011
		Change from March 31, 2011	Change from September 30, 2010	As of March 31, 2011	As of September 30, 2010
Net Deferred Tax Assets (A)	438.2	(32.9)	(8.7)	471.1	447.0
(Reference)
Tier I Capital (B)	6,069.8	(100.4)	(190.3)	6,170.2	6,260.1
(A)/(B) (%)	7.2	(0.4)	0.0	7.6	7.1

Non-Consolidated

	(Billions of yen)
	As of September 30, 2011
		Change from March 31, 2011	Change from September 30, 2010	As of March 31, 2011	As of September 30, 2010
Mizuho Bank
Total Deferred Tax Assets (A)	763.2	(23.4)	(60.2)	786.7	823.5
Total Deferred Tax Liabilities (B)	(143.9)	25.2	40.2	(169.1)	(184.2)
(A) + (B)	619.3	1.7	(20.0)	617.5	639.3
Valuation Allowance	(382.8)	(1.1)	(2.1)	(381.7)	(380.6)
Net Deferred Tax Assets (C)	236.4	0.6	(22.1)	235.8	258.6
(Reference)
Tier I Capital (D)	2,346.3	16.9	414.8	2,329.4	1,931.5
(C)/(D) (%)	10.0	(0.0)	(3.3)	10.1	13.3

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,085.0	34.1	1.2	1,050.9	1,083.8
Total Deferred Tax Liabilities (B)	(221.9)	(1.3)	26.9	(220.5)	(248.9)
(A) + (B)	863.1	32.7	28.1	830.3	834.9
Valuation Allowance	(767.8)	(74.4)	(29.8)	(693.4)	(738.0)
Net Deferred Tax Assets (C)	95.2	(41.7)	(1.7)	136.9	96.9
(Reference)
Tier I Capital (D)	4,018.0	(35.6)	393.9	4,053.6	3,624.0
(C)/(D) (%)	2.3	(1.0)	(0.3)	3.3	2.6

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	116.1	(5.8)	(13.6)	122.0	129.7
Total Deferred Tax Liabilities (B)	(12.0)	1.9	4.7	(13.9)	(16.7)
(A) + (B)	104.1	(3.9)	(8.9)	108.0	113.0
Valuation Allowance	(87.3)	(1.2)	6.5	(86.1)	(93.8)
Net Deferred Tax Assets (C)	16.8	(5.1)	(2.3)	21.9	19.1
(Reference)
Tier I Capital (D)	310.2	13.9	20.2	296.3	290.0
(C)/(D) (%)	5.4	(1.9)	(1.1)	7.4	6.6

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	1,964.5	4.8	(72.6)	1,959.7	2,037.2
Total Deferred Tax Liabilities (B)	(378.0)	25.7	71.8	(403.7)	(449.9)
(A) + (B)	1,586.5	30.5	(0.7)	1,555.9	1,587.3
Valuation Allowance	(1,238.0)	(76.8)	(25.4)	(1,161.2)	(1,212.5)
Net Deferred Tax Assets (C)	348.4	(46.2)	(26.2)	394.7	374.7
(Reference)
Tier I Capital (D)	6,674.6	(4.7)	829.0	6,679.3	5,845.6
(C)/(D) (%)	5.2	(0.6)	(1.1)	5.9	6.4

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2011 (estimate)	69.0	152.0	11.0
Fiscal 2010	115.8	177.8	20.1
Fiscal 2009	94.8	96.8	16.7
Fiscal 2008	128.9	236.1	10.3
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1

Notes:

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for the First Half of Fiscal 2011 are estimates of taxable income before deducting tax losses carried forward from prior years.

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Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2011 to September 30, 2016)		First Half of Fiscal 2011
Gross Profits	1	3,998.8		382.2
General and Administrative Expenses	2	(2,710.2)		(276.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,288.6		105.9
Credit-related Costs	4	(604.0)		7.4
Income before Income Taxes	5	362.1		24.7
Tax Adjustments *1	6	636.9
Taxable Income before Current Deductible Temporary Differences *2	7	999.0

Effective Statutory tax rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	405.5	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
			Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	10	195.5	(14.3)	(22.9)	209.9	218.4
Impairment of Securities	11	261.8	12.8	9.2	248.9	252.6
Net Unrealized Losses on Other Securities	12	48.4	(3.8)	18.5	52.2	29.9
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	0.5	0.5	0.5	—	—
Tax Losses Carried Forward	15	58.8	(27.9)	(77.7)	86.8	136.6
Other	16	198.0	9.2	12.1	188.7	185.9

Total Deferred Tax Assets	17	763.2	(23.4)	(60.2)	786.7	823.5

Valuation Allowance	18	(382.8)	(1.1)	(2.1)	(381.7)	(380.6)

Sub Total [17 + 18]	19	380.4	(24.5)	(62.4)	405.0	442.8

Amount related to Retirement Benefits Accounting *	20	(102.5)	16.5	20.6	(119.0)	(123.2)
Net Unrealized Gains on Other Securities	21	(8.4)	5.7	7.7	(14.1)	(16.1)
Net Deferred Hedge Gains	22	—	2.8	12.2	(2.8)	(12.2)
Other	23	(33.0)	0.1	(0.4)	(33.1)	(32.6)

Total Deferred Tax Liabilities	24	(143.9)	25.2	40.2	(169.1)	(184.2)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	236.4	0.6	(22.1)	235.8	258.6
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	405.5	(1.0)	(2.1)	406.5	407.6
Net Unrealized Gains on Other Securities [21]	27	(8.4)	5.7	7.7	(14.1)	(16.1)
Net Deferred Hedge Losses [14]	28	0.5	0.5	0.5	—	—
Net Deferred Hedge Gains [22]	29	—	2.8	12.2	(2.8)	(12.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(161.1)	(7.3)	(40.5)	(153.8)	(120.5)

*	Amount related to Retirement Benefits Accounting includes ¥(74.3) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥3,998.8 billion [1]

General and Administrative Expenses: ¥2,710.2 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,288.6 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥362.1 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥999.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥763.2 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥382.8 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥143.9 billion [24], ¥236.4 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2011 to September 30, 2016)			First Half of Fiscal 2011
Gross Profits	1	2,809.0			347.7
General and Administrative Expenses	2	(1,257.4)			(116.8)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,551.5			230.8
Credit-related Costs	4	(385.3)			0.6
Income before Income Taxes	5	916.4			150.3
Tax Adjustments *1	6	263.8
Taxable Income before Current Deductible Temporary Differences *2	7	1,180.2

Effective Statutory tax rate	8	40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	480.2	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
			Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	10	84.0	3.7	(20.6)	80.2	104.6
Impairment of Securities	11	692.5	84.8	76.9	607.6	615.6
Net Unrealized Losses on Other Securities	12	113.3	7.4	50.8	105.9	62.4
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	42.0	(62.0)	(111.3)	104.1	153.4
Other	16	153.0	0.1	5.4	152.9	147.6

Total Deferred Tax Assets	17	1,085.0	34.1	1.2	1,050.9	1,083.8

Valuation Allowance	18	(767.8)	(74.4)	(29.8)	(693.4)	(738.0)

Sub Total [17 + 18]	19	317.1	(40.3)	(28.6)	357.5	345.8

Amount related to Retirement Benefits Accounting *	20	(55.3)	1.6	2.2	(57.0)	(57.6)
Net Unrealized Gains on Other Securities	21	(29.2)	19.2	7.4	(48.5)	(36.7)
Net Deferred Hedge Gains	22	(123.8)	(28.5)	12.7	(95.2)	(136.6)
Other	23	(13.4)	6.2	4.5	(19.6)	(17.9)

Total Deferred Tax Liabilities	24	(221.9)	(1.3)	26.9	(220.5)	(248.9)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	95.2	(41.7)	(1.7)	136.9	96.9
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	480.2	9.8	2.4	470.4	477.8
Net Unrealized Gains on Other Securities [21]	27	(29.2)	19.2	7.4	(48.5)	(36.7)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(123.8)	(28.5)	12.7	(95.2)	(136.6)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(231.8)	(42.2)	(24.3)	(189.6)	(207.5)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,809.0 billion [1]

General and Administrative Expenses: ¥1,257.4 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,551.5 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥916.4 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,180.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,085.0 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥767.8 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥221.9 billion [24], ¥95.2 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2011 to September 30, 2016)			First Half of Fiscal 2011
Gross Profits	1	589.3			62.3
General and Administrative Expenses	2	(383.5)			(39.6)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	205.8			22.6
Credit-related Costs	4	(44.3)			0.3
Income before Income Taxes	5	123.7			14.2
Tax Adjustments *1	6	31.9
Taxable Income before Current Deductible Temporary Differences *2	7	155.6

Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	63.1	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
			Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	10	9.8	(1.4)	(2.8)	11.2	12.6
Impairment of Securities	11	59.0	(1.0)	(1.5)	60.0	60.6
Net Unrealized Losses on Other Securities	12	5.5	(0.5)	2.1	6.0	3.3
Reserve for Employee Retirement Benefits	13	13.3	1.0	1.7	12.3	11.5
Net Deferred Hedge Losses	14	2.9	(0.5)	0.1	3.4	2.7
Tax Losses Carried Forward	15	11.1	(4.4)	(12.8)	15.6	23.9
Other	16	14.3	1.1	(0.4)	13.2	14.8

Total Deferred Tax Assets	17	116.1	(5.8)	(13.6)	122.0	129.7

Valuation Allowance	18	(87.3)	(1.2)	6.5	(86.1)	(93.8)

Sub Total [17 + 18]	19	28.8	(7.0)	(7.0)	35.9	35.9

Amount related to Retirement Benefits Accounting *	20	(6.0)	—	—	(6.0)	(6.0)
Net Unrealized Gains on Other Securities	21	(5.6)	1.7	4.7	(7.3)	(10.3)
Net Deferred Hedge Gains	22	—	—	—	—	—
Other	23	(0.3)	0.2	(0.0)	(0.5)	(0.3)

Total Deferred Tax Liabilities	24	(12.0)	1.9	4.7	(13.9)	(16.7)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	16.8	(5.1)	(2.3)	21.9	19.1
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	63.1	(3.4)	8.1	66.6	55.0
Net Unrealized Gains on Other Securities [21]	27	(5.6)	1.7	4.7	(7.3)	(10.3)
Net Deferred Hedge Losses [14]	28	2.9	(0.5)	0.1	3.4	2.7
Net Deferred Hedge Gains [22]	29	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(43.6)	(2.8)	(15.3)	(40.8)	(28.3)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥589.3 billion [1]

General and Administrative Expenses: ¥383.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥205.8 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥123.7 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥155.6 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥116.1 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥87.3 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥12.0 billion [24], ¥16.8 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer on the first page of this document.

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Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2011 to September 30, 2016)			First Half of Fiscal 2011
Gross Profits	1	7,397.1			792.3
General and Administrative Expenses	2	(4,351.1)			(432.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,045.9			359.5
Credit-related Costs	4	(1,033.6)			8.4
Income before Income Taxes	5	1,402.2			189.2
Tax Adjustments *1	6	932.7
Taxable Income before Current Deductible Temporary Differences *2	7	2,334.9

Effective Statutory tax rate	8	40.59%~40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [7 x 8]	9	948.9	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
			Change from March 31, 2011	Change from September 30, 2010
Reserves for Possible Losses on Loans	10	289.3	(12.0)	(46.4)	301.4	335.8
Impairment of Securities	11	1,013.4	96.7	84.6	916.7	928.8
Net Unrealized Losses on Other Securities	12	167.2	3.0	71.5	164.2	95.7
Reserve for Employee Retirement Benefits	13	13.3	1.0	1.7	12.3	11.5
Net Deferred Hedge Losses	14	3.4	(0.0)	0.6	3.4	2.7
Tax Losses Carried Forward	15	112.1	(94.4)	(201.9)	206.5	314.0
Other	16	365.5	10.5	17.0	354.9	348.4

Total Deferred Tax Assets	17	1,964.5	4.8	(72.6)	1,959.7	2,037.2

Valuation Allowance	18	(1,238.0)	(76.8)	(25.4)	(1,161.2)	(1,212.5)

Sub Total [17 + 18]	19	726.4	(71.9)	(98.1)	798.4	824.6

Amount related to Retirement Benefits Accounting *	20	(163.9)	18.1	22.9	(182.1)	(186.8)
Net Unrealized Gains on Other Securities	21	(43.3)	26.7	19.9	(70.0)	(63.2)
Net Deferred Hedge Gains	22	(123.8)	(25.7)	24.9	(98.1)	(148.8)
Other	23	(46.8)	6.5	4.0	(53.4)	(50.9)

Total Deferred Tax Liabilities	24	(378.0)	25.7	71.8	(403.7)	(449.9)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	348.4	(46.2)	(26.2)	394.7	374.7
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	948.9	5.2	8.4	943.6	940.4
Net Unrealized Gains on Other Securities [21]	27	(43.3)	26.7	19.9	(70.0)	(63.2)
Net Deferred Hedge Losses [14]	28	3.4	(0.0)	0.6	3.4	2.7
Net Deferred Hedge Gains [22]	29	(123.8)	(25.7)	24.9	(98.1)	(148.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(436.7)	(52.4)	(80.2)	(384.2)	(356.4)

*	Amount related to Retirement Benefits Accounting includes ¥(107.4) billion related to gains on securities contributed to employee retirement benefit trust.

The above includes forward-looking information. See the disclaimer on the first page of this document.

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Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Deposits	69,485.6	(2,327.2)	1,134.2	71,812.8	68,351.3
Individual Deposits	36,465.2	842.2	1,304.9	35,622.9	35,160.2
Corporate Deposits	27,745.5	(2,681.6)	(142.7)	30,427.1	27,888.2
Financial/Government Institutions	5,274.8	(487.8)	(27.9)	5,762.7	5,302.8

Mizuho Bank

Deposits	56,166.9	(40.2)	1,518.2	56,207.2	54,648.7
Individual Deposits	34,935.5	913.1	1,431.2	34,022.3	33,504.2
Corporate Deposits	18,488.1	(545.8)	(25.5)	19,034.0	18,513.7
Financial/Government Institutions	2,743.3	(407.5)	112.5	3,150.8	2,630.7

Mizuho Corporate Bank

Deposits	11,172.4	(2,128.4)	(212.9)	13,300.9	11,385.3
Individual Deposits	10.6	5.7	6.9	4.8	3.6
Corporate Deposits	8,723.1	(2,076.8)	(94.1)	10,800.0	8,817.3
Financial/Government Institutions	2,438.6	(57.3)	(125.7)	2,496.0	2,564.3

Mizuho Trust & Banking

Deposits	2,146.2	(158.4)	(171.0)	2,304.6	2,317.2
Individual Deposits	1,519.0	(76.5)	(133.2)	1,595.6	1,652.3
Corporate Deposits	534.2	(58.9)	(23.0)	593.1	557.2
Financial/Government Institutions	92.9	(22.9)	(14.8)	115.8	107.7

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

■	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	6	2	2	4	4
Employees (excluding Executive Officers)	543	132	237	411	306

*  Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries and one member of the Board of Directors and Auditors doubles as an executive officer of the banking subsidiary.

Three members of Executive Officers double as executive officers of the banking subsidiaries.

Non-Consolidated Aggregated Figures of the 3 Banks
	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Members of the Board of Directors and Auditors	29	(1)	(2)	30	31
Executive Officers (excluding those doubling as directors)	95	6	4	89	91
Employees (excluding Executive Officers)	31,314	706	118	30,608	31,196
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Bank

Members of the Board of Directors and Auditors	11	1	1	10	10
Executive Officers (excluding those doubling as directors)	35	4	4	31	31
Employees (excluding Executive Officers)	19,698	729	180	18,969	19,518

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	10	1	—	9	10
Executive Officers (excluding those doubling as directors)	41	2	—	39	41
Employees (excluding Executive Officers)	8,341	34	51	8,307	8,290

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	10	(3)	(3)	13	13
Executive Officers (excluding those doubling as directors)	21	2	2	19	19
Employees (excluding Executive Officers)	3,275	(57)	(113)	3,332	3,388

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2011			As of March 31, 2011	As of September 30, 2010
		Change from March 31, 2011	Change from September 30, 2010
Head Offices and Domestic Branches	451	2	5	449	446
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	48	2	7	46	41
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	5	(1)	(1)	6	6

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (42), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	397	2	5	395	392
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	38	—	1	38	37
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*   Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (18), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	5	(1)	(1)	6	6
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (24).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	—	36	36
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	10	2	6	8	4
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2011

Consolidated

(Billions of yen)
Fiscal 2011
Ordinary Profits	0.0
Net Income	0.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2011
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	0.0	0.0	0.0	0.0
Ordinary Profits	0.0	0.0	0.0	0.0
Net Income	0.0	0.0	0.0	0.0

Credit-related Costs	0.0	0.0	0.0	0.0

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer on the first page of this document.

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Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO BANK

	Millions of yen
	As of September 30, 2011 (A)	As of September 30, 2010 (B)	Change (A) - (B)	As of March 31, 2011 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,002,895	¥2,382,521	¥620,373	¥4,758,812	¥(1,755,916)
Call Loans	8,640,000	8,640,000	—	8,640,000	—
Guarantee Deposits Paid under Securities Borrowing Transactions	276,082	733,274	(457,192)	430,337	(154,255)
Other Debt Purchased	840,569	1,106,455	(265,886)	944,811	(104,241)
Trading Assets	1,109,753	1,274,349	(164,596)	1,057,313	52,440
Money Held in Trust	928	1,020	(91)	984	(56)
Securities	23,306,191	19,619,995	3,686,195	19,887,559	3,418,631
Loans and Bills Discounted	31,977,021	33,279,008	(1,301,987)	33,376,277	(1,399,256)
Foreign Exchange Assets	108,307	120,347	(12,040)	130,547	(22,240)
Other Assets	2,439,850	2,768,499	(328,649)	2,482,773	(42,923)
Tangible Fixed Assets	737,329	739,312	(1,982)	748,700	(11,370)
Intangible Fixed Assets	220,037	190,659	29,378	216,366	3,671
Deferred Tax Assets	236,455	258,645	(22,190)	235,826	628
Customers’ Liabilities for Acceptances and Guarantees	938,033	968,970	(30,937)	953,547	(15,514)
Reserves for Possible Losses on Loans	(377,370)	(415,501)	38,131	(403,089)	25,719
Reserve for Possible Losses on Investments	(1)	(13)	11	(14)	12

Total Assets	¥73,456,083	¥71,667,547	¥1,788,536	¥73,460,755	¥(4,671)

Liabilities
Deposits	¥56,207,106	¥54,674,470	¥1,532,635	¥56,261,351	¥(54,244)
Negotiable Certificates of Deposit	1,028,630	1,802,780	(774,150)	1,067,200	(38,570)
Debentures	25,932	780,097	(754,165)	740,932	(715,000)
Call Money	1,393,125	1,535,700	(142,574)	1,129,300	263,825
Guarantee Deposits Received under Securities Lending Transactions	2,684,429	1,506,410	1,178,019	1,174,557	1,509,872
Trading Liabilities	315,244	306,789	8,454	298,680	16,563
Borrowed Money	5,186,932	4,457,731	729,200	6,024,707	(837,774)
Foreign Exchange Liabilities	12,962	13,394	(431)	14,040	(1,078)
Short-term Bonds	—	10,000	(10,000)	—	—
Bonds and Notes	780,800	819,800	(39,000)	802,400	(21,600)
Other Liabilities	2,709,412	2,972,216	(262,804)	2,829,438	(120,026)
Reserve for Bonus Payments	8,487	8,644	(156)	9,070	(582)
Reserve for Reimbursement of Deposits	14,893	13,705	1,188	14,079	814
Reserve for Reimbursement of Debentures	15,245	11,615	3,629	13,344	1,901
Deferred Tax Liabilities for Revaluation Reserve for Land	75,806	77,346	(1,539)	77,333	(1,527)
Acceptances and Guarantees	938,033	968,970	(30,937)	953,547	(15,514)

Total Liabilities	71,397,042	69,959,673	1,437,369	71,409,983	(12,941)

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—	700,000	—
Capital Surplus	1,057,242	681,432	375,810	1,057,242	—
Capital Reserve	490,707	490,707	—	490,707	—
Other Capital Surplus	566,535	190,725	375,810	566,535	—
Retained Earnings	259,205	216,543	42,661	239,365	19,839
Appropriated Reserve	1,332	1,332	0	1,332	0
Other Retained Earnings	257,872	215,210	42,661	238,033	19,839
Retained Earnings Brought Forward	257,872	215,210	42,661	238,033	19,839

Total Shareholders’ Equity	2,016,447	1,597,975	418,472	1,996,608	19,839

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(63,297)	(16,891)	(46,406)	(58,823)	(4,473)
Net Deferred Hedge Gains (Losses), net of Taxes	(747)	17,897	(18,644)	4,113	(4,860)
Revaluation Reserve for Land, net of Taxes	106,638	108,892	(2,253)	108,873	(2,235)

Total Valuation and Translation Adjustments	42,593	109,898	(67,304)	54,163	(11,569)

Total Net Assets	2,059,041	1,707,874	351,167	2,050,771	8,269

Total Liabilities and Net Assets	¥73,456,083	¥71,667,547	¥1,788,536	¥73,460,755	¥(4,671)

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2011 (A)	For the six months ended September 30, 2010 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2011
Ordinary Income	¥515,560	¥549,489	¥(33,928)	¥1,034,929
Interest Income	318,258	345,453	(27,194)	680,532
Interest on Loans and Bills Discounted	224,749	241,530	(16,780)	476,273
Interest and Dividends on Securities	57,096	57,170	(74)	116,182
Fee and Commission Income	97,171	104,809	(7,638)	203,073
Trading Income	28,195	42,663	(14,467)	55,197
Other Operating Income	30,635	41,420	(10,784)	66,561
Other Ordinary Income*	41,298	15,142	26,155	29,566

Ordinary Expenses	461,354	460,205	1,148	896,454
Interest Expenses	45,615	59,568	(13,953)	108,781
Interest on Deposits	19,046	30,220	(11,174)	51,208
Interest on Debentures	339	1,607	(1,267)	3,108
Fee and Commission Expenses	30,256	30,921	(664)	55,252
Other Operating Expenses	16,171	22,164	(5,992)	32,032
General and Administrative Expenses	300,009	304,627	(4,618)	605,250
Other Ordinary Expenses	69,302	42,923	26,378	95,136

Ordinary Profits	54,205	89,283	(35,077)	138,475

Extraordinary Gains*	38	28,702	(28,664)	38,860

Extraordinary Losses	29,525	3,390	26,135	5,468

Income before Income Taxes	24,718	114,595	(89,877)	171,867
Income Taxes:
Current	219	247	(28)	476
Deferred	6,894	(12,669)	19,563	21,570

Net Income	¥17,604	¥127,017	¥(109,412)	¥149,821

*	Reversal of Reserve for Possible Losses on Investments and Reversal of Reserves for Possible Losses on Loans, etc., which had been included in “Extraordinary Gains” until the previous period, have been included in “Other Ordinary Income” beginning with this period.

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Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of April 1, 2011	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥238,033	¥239,365	—	¥1,996,608	¥(58,823)	¥4,113	¥108,873	¥54,163	¥2,050,771

Changes during the period
Cash Dividends	—	—	—	—	0	(0)	(0)	—	(0)	—	—	—	—	(0)
Net Income	—	—	—	—	—	17,604	17,604	—	17,604	—	—	—	—	17,604
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	2,235	2,235	—	2,235	—	—	—	—	2,235
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(4,473)	(4,860)	(2,235)	(11,569)	(11,569)

Total Changes during the period	—	—	—	—	0	19,839	19,839	—	19,839	(4,473)	(4,860)	(2,235)	(11,569)	8,269

Balance as of September 30, 2011	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥257,872	¥259,205	—	¥2,016,447	¥(63,297)	¥(747)	¥106,638	¥42,593	¥2,059,041

3-50

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2011 (A)	As of September 30, 2010 (B)	Change (A) - (B)	As of March 31, 2011(C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,562,044	¥2,042,834	¥1,519,209	¥5,546,714	¥(1,984,670)
Call Loans	224,773	212,036	12,736	297,686	(72,913)
Receivables under Resale Agreements	731,014	1,246,495	(515,480)	481,642	249,372
Guarantee Deposits Paid under Securities Borrowing Transactions	1,240,053	1,777,801	(537,748)	1,042,798	197,255
Other Debt Purchased	90,113	83,774	6,339	91,054	(940)
Trading Assets	5,037,747	5,414,879	(377,131)	4,499,655	538,092
Money Held in Trust	101	2,024	(1,923)	2,024	(1,922)
Securities	22,842,729	23,233,677	(390,948)	23,345,084	(502,355)
Loans and Bills Discounted	26,273,753	25,426,700	847,052	26,367,776	(94,023)
Foreign Exchange Assets	868,334	579,300	289,033	792,269	76,064
Derivatives other than for Trading	6,578,953	8,355,847	(1,776,893)	5,989,607	589,345
Other Assets	896,108	1,578,091	(681,982)	1,369,417	(473,308)
Tangible Fixed Assets	100,018	105,024	(5,006)	103,726	(3,707)
Intangible Fixed Assets	67,710	76,391	(8,680)	74,902	(7,191)
Deferred Tax Assets	95,208	96,933	(1,724)	136,911	(41,702)
Customers’ Liabilities for Acceptances and Guarantees	3,436,433	3,040,475	395,958	3,483,003	(46,569)
Reserves for Possible Losses on Loans	(209,803)	(284,231)	74,427	(211,992)	2,188
Reserve for Possible Losses on Investments	(2,496)	(4,828)	2,332	(2,508)	12

Total Assets	¥71,832,800	¥72,983,231	¥(1,150,430)	¥73,409,773	¥(1,576,973)

Liabilities
Deposits	¥19,606,163	¥19,208,618	¥397,544	¥21,448,735	¥(1,842,571)
Negotiable Certificates of Deposit	9,396,772	9,040,140	356,631	7,922,176	1,474,596
Debentures	—	347,430	(347,430)	—	—
Call Money	11,470,813	11,498,960	(28,146)	11,557,672	(86,858)
Payables under Repurchase Agreements	3,694,078	4,487,419	(793,340)	3,546,579	147,498
Guarantee Deposits Received under Securities Lending Transactions	2,119,688	1,579,528	540,159	1,961,840	157,847
Trading Liabilities	3,887,000	4,353,770	(466,770)	3,140,425	746,574
Borrowed Money	4,860,088	3,827,092	1,032,995	7,443,572	(2,583,483)
Foreign Exchange Liabilities	214,967	225,136	(10,169)	195,177	19,789
Short-term Bonds	109,500	162,000	(52,500)	114,900	(5,400)
Bonds and Notes	3,174,259	2,946,969	227,290	3,225,016	(50,756)
Derivatives other than for Trading	5,968,956	7,659,779	(1,690,822)	5,643,375	325,581
Other Liabilities	479,948	1,603,234	(1,123,285)	362,653	117,294
Reserve for Bonus Payments	4,592	5,127	(535)	7,279	(2,686)
Reserve for Possible Losses on Sales of Loans	686	2,815	(2,128)	420	266
Reserve for Contingencies	1,027	1,034	(7)	974	52
Deferred Tax Liabilities for Revaluation Reserve for Land	20,819	21,237	(418)	21,082	(262)
Acceptances and Guarantees	3,436,433	3,040,475	395,958	3,483,003	(46,569)

Total Liabilities	68,445,797	70,010,772	(1,564,975)	70,074,884	(1,629,087)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—	1,404,065	—
Capital Surplus	1,039,244	663,434	375,810	1,039,244	—
Capital Reserve	578,540	578,540	—	578,540	—
Other Capital Surplus	460,703	84,893	375,810	460,703	—
Retained Earnings	846,337	664,303	182,033	720,831	125,506
Appropriated Reserve	1,355	1,355	0	1,355	0
Other Retained Earnings	844,981	662,947	182,033	719,475	125,506
Retained Earnings Brought Forward	844,981	662,947	182,033	719,475	125,506

Total Shareholders’ Equity	3,289,646	2,731,802	557,844	3,164,140	125,506

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(111,665)	12,483	(124,148)	3,011	(114,676)
Net Deferred Hedge Gains (Losses), net of Taxes	180,571	199,111	(18,540)	138,904	41,667
Revaluation Reserve for Land, net of Taxes	28,450	29,060	(610)	28,833	(383)

Total Valuation and Translation Adjustments	97,356	240,655	(143,298)	170,749	(73,392)

Total Net Assets	3,387,003	2,972,458	414,545	3,334,889	52,113

Total Liabilities and Net Assets	¥71,832,800	¥72,983,231	¥(1,150,430)	¥73,409,773	¥(1,576,973)

3-51

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2011 (A)	For the six months ended September 30, 2010 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2011
Ordinary Income	¥541,871	¥598,793	¥(56,922)	¥1,094,173
Interest Income	322,514	340,122	(17,608)	665,886
Interest on Loans and Bills Discounted	165,504	168,126	(2,621)	335,873
Interest and Dividends on Securities	103,424	119,547	(16,122)	225,973
Fee and Commission Income	70,788	67,806	2,982	144,194
Trading Income	4,220	46,193	(41,973)	62,787
Other Operating Income	130,292	121,456	8,836	182,656
Other Ordinary Income*	14,055	23,216	(9,160)	38,647

Ordinary Expenses	390,902	348,314	42,588	753,033
Interest Expenses	132,473	135,288	(2,815)	270,115
Interest on Deposits	24,251	24,472	(221)	49,555
Interest on Debentures	—	2,379	(2,379)	3,423
Fee and Commission Expenses	11,336	11,315	21	22,852
Trading Expenses	1,920	—	1,920	—
Other Operating Expenses	34,352	31,756	2,596	84,230
General and Administrative Expenses	125,435	127,263	(1,828)	255,316
Other Ordinary Expenses	85,384	42,690	42,693	120,519

Ordinary Profits	150,969	250,479	(99,510)	341,139

Extraordinary Gains*	55	22,051	(21,995)	41,333

Extraordinary Losses	678	3,021	(2,343)	3,935

Income before Income Taxes	150,346	269,508	(119,162)	378,537
Income Taxes:
Current	11,756	4,670	7,085	12,618
Deferred	13,466	49,142	(35,676)	93,923

Net Income	¥125,123	¥215,695	¥(90,572)	¥271,995

*	Reversal of Reserves for Possible Losses on Loans, etc., which had been included in “Extraordinary Gains” until the previous period, has been included in “Other Ordinary Income” beginning with this period.

3-52

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings					Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward
Balance as of April 1, 2011	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥719,475	¥720,831	—	¥3,164,140	¥3,011	¥138,904	¥28,833	¥170,749	¥3,334,889

Changes during the period
Cash Dividends	—	—	—	—	0	(0)	(0)	—	(0)	—	—	—	—	(0)
Net Income	—	—	—	—	—	125,123	125,123	—	125,123	—	—	—	—	125,123
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	383	383	—	383	—	—	—	—	383
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(114,676)	41,667	(383)	(73,392)	(73,392)

Total Changes during the period	—	—	—	—	0	125,506	125,506	—	125,506	(114,676)	41,667	(383)	(73,392)	52,113

Balance as of September 30, 2011	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥844,981	¥846,337	—	¥3,289,646	¥(111,665)	¥180,571	¥28,450	¥97,356	¥3,387,003

3-53

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2011 (A)	As of September 30, 2010 (B)	Change (A) - (B)	As of March 31, 2011 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥534,316	¥336,433	¥197,883	¥497,456	¥36,859
Call Loans	17,279	18,352	(1,072)	—	17,279
Other Debt Purchased	112,485	158,528	(46,042)	135,487	(23,001)
Trading Assets	70,040	79,835	(9,795)	61,592	8,447
Securities	2,129,273	1,887,677	241,595	2,062,272	67,000
Loans and Bills Discounted	3,342,652	3,338,203	4,449	3,249,647	93,005
Foreign Exchange Assets	187	1,055	(868)	180	6
Other Assets	138,339	166,542	(28,203)	163,447	(25,108)
Tangible Fixed Assets	28,727	29,144	(416)	29,046	(319)
Intangible Fixed Assets	19,373	21,487	(2,113)	19,684	(310)
Deferred Tax Assets	16,808	19,176	(2,368)	21,980	(5,172)
Customers’ Liabilities for Acceptances and Guarantees	49,518	40,829	8,689	42,007	7,511
Reserves for Possible Losses on Loans	(17,377)	(21,902)	4,525	(18,127)	749
Reserve for Possible Losses on Investments	—	—	—	(0)	0

Total Assets	¥6,441,625	¥6,075,364	¥366,261	¥6,264,676	¥176,949

Liabilities
Deposits	¥2,157,421	¥2,323,980	¥(166,558)	¥2,313,827	¥(156,405)
Negotiable Certificates of Deposit	1,047,030	755,610	291,420	976,410	70,620
Call Money	700,464	581,227	119,236	582,328	118,135
Guarantee Deposits Received under Securities Lending Transactions	287,236	367,737	(80,500)	190,798	96,438
Trading Liabilities	70,814	80,832	(10,018)	63,532	7,281
Borrowed Money	816,100	546,000	270,100	785,670	30,430
Foreign Exchange Liabilities	2	3	(0)	7	(4)
Bonds and Notes	88,500	118,700	(30,200)	88,500	—
Due to Trust Accounts	862,710	894,625	(31,915)	849,340	13,370
Other Liabilities	23,378	27,609	(4,231)	25,939	(2,561)
Reserve for Bonus Payments	1,963	1,978	(15)	1,956	6
Reserve for Contingencies	13,306	13,086	220	13,315	(8)
Reserve for Reimbursement of Deposits	1,196	1,207	(11)	1,150	45
Acceptances and Guarantees	49,518	40,829	8,689	42,007	7,511

Total Liabilities	6,119,644	5,753,429	366,214	5,934,784	184,860

Net Assets
Common Stock and Preferred Stock	247,369	247,303	66	247,303	66
Capital Surplus	15,505	15,439	66	15,439	66
Capital Reserve	15,505	15,439	66	15,439	66
Retained Earnings	51,796	36,508	15,288	49,415	2,381
Appropriated Reserve	9,508	8,061	1,447	8,061	1,447
Other Retained Earnings	42,288	28,447	13,840	41,354	934
Retained Earnings Brought Forward	42,288	28,447	13,840	41,354	934
Treasury Stock	—	(138)	138	(140)	140

Total Shareholders’ Equity	314,671	299,112	15,559	312,018	2,653

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	11,607	26,484	(14,876)	22,580	(10,973)
Net Deferred Hedge Gains (Losses), net of Taxes	(4,298)	(4,048)	(249)	(5,093)	794

Total Valuation and Translation Adjustments	7,309	22,435	(15,126)	17,487	(10,178)

Stock Acquisition Rights	—	385	(385)	385	(385)

Total Net Assets	321,981	321,934	46	329,891	(7,910)

Total Liabilities and Net Assets	¥6,441,625	¥6,075,364	¥366,261	¥6,264,676	¥176,949

3-54

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2011 (A)	For the six months ended September 30, 2010 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2011
Ordinary Income	¥86,643	¥89,858	¥(3,215)	¥175,670
Fiduciary Income	24,242	23,806	435	48,773
Interest Income	30,243	31,030	(786)	62,873
Interest on Loans and Bills Discounted	21,325	24,246	(2,921)	46,516
Interest and Dividends on Securities	7,819	5,334	2,484	13,681
Fee and Commission Income	20,830	21,005	(175)	41,737
Trading Income	1,029	1,612	(583)	3,239
Other Operating Income	7,101	8,366	(1,265)	13,379
Other Ordinary Income *1	3,196	4,036	(840)	5,665

Ordinary Expenses	72,397	74,331	(1,934)	148,007
Interest Expenses	8,855	10,746	(1,890)	20,339
Interest on Deposits	2,475	3,990	(1,515)	7,107
Fee and Commission Expenses *2	11,772	12,118	(345)	22,795
Trading Expenses	—	175	(175)	—
Other Operating Expenses	463	720	(256)	3,340
General and Administrative Expenses *2	43,623	44,224	(601)	87,637
Other Ordinary Expenses	7,682	6,347	1,334	13,894

Ordinary Profits	14,245	15,526	(1,281)	27,662

Extraordinary Gains *1	—	596	(596)	4,557

Extraordinary Losses	28	146	(118)	188

Income before Income Taxes	14,217	15,976	(1,759)	32,031
Income Taxes:
Current	4	4	0	0
Deferred	4,451	3,675	776	6,827

Net Income	¥9,760	¥12,297	¥(2,536)	¥25,203

*1.	Reversal of Reserve for Possible Losses on Investments and Reversal of Reserves for Possible Losses on Loans, etc., which had been included in “Extraordinary Gains” until the previous period, have been included in “Other Ordinary Income” beginning with this period.
*2.	Certain items in expenses regarding stock transfer business and pension management business, which had been included in “General and Administrative Expenses” until the previous period, have been included in “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

3-55

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments			Stock Acquisition Rights	Total Net Assets
		Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2011	¥247,303	¥15,439	—	¥15,439	¥8,061	¥41,354	¥49,415	¥(140)	¥312,018	¥22,580	¥(5,093)	¥17,487	¥385	¥329,891

Changes during the period
Issuance of New Shares	66	66	—	66	—	—	—	—	132	—	—	—	—	132
Cash Dividends	—	—	—	—	1,447	(8,684)	(7,237)	—	(7,237)	—	—	—	—	(7,237)
Net Income	—	—	—	—	—	9,760	9,760	—	9,760	—	—	—	—	9,760
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(1)	(1)	—	—	—	—	(1)
Disposition of Treasury Stock	—	—	—	—	—	(0)	(0)	0	0	—	—	—	—	0
Cancellation of Treasury Stock	—	—	—	—	—	(141)	(141)	141	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(10,973)	794	(10,178)	(385)	(10,564)

Total Changes during the period	66	66	—	66	1,447	934	2,381	140	2,653	(10,973)	794	(10,178)	(385)	(7,910)

Balance as of September 30, 2011	¥247,369	¥15,505	—	¥15,505	¥9,508	¥42,288	¥51,796	—	¥314,671	¥11,607	¥(4,298)	¥7,309	—	¥321,981

3-56

Mizuho Financial Group, Inc.

(Reference)

Statement of Trust Assets and Liabilities

	Millions of yen		Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	1,095,173	Money Trusts	12,925,267
Securities	749,874	Pension Trusts	4,224,682
Beneficiary Rights to the Trusts	36,684,405	Property Formation Benefit Trusts	4,561
Securities held in Custody Accounts	876,274	Investment Trusts	12,774,587
Money Claims	5,246,138	Money Entrusted Other than Money Trusts	1,389,808
Tangible Fixed Assets	4,973,467	Securities Trusts	5,785,432
Intangible Fixed Assets	94,441	Money Claims Trusts	4,792,601
Other Claims	105,053	Land and Fixtures Trusts	210,433
Due from Banking Account	862,710	Composite Trusts	9,235,543
Cash and Due from Banks	659,778	Other Trusts	4,403

Total	51,347,320	Total	51,347,320

Note:	1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
	2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥35,769,356 million.
	3.	Joint trust assets under the management of other companies: ¥1,409,550 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
	4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥25,270 million.
Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,086 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen		Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	25,270	Principal	798,035
Securities	6	Reserve	76
Others	773,085	Others	250

Total	798,362	Total	798,362

3-57

Mizuho Financial Group, Inc.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2011 (A)	As of March 31, 2011 (B)	Change (A) - (B)	As of September 30, 2010 (C)	Change (A) - (C)
Total Amount of Funds	20,358,963	20,933,088	(574,125)	20,294,919	64,043

Deposits	2,157,421	2,313,827	(156,405)	2,323,980	(166,558)
Negotiable Certificates of Deposit	1,047,030	976,410	70,620	755,610	291,420
Money Trusts	12,925,267	13,440,223	(514,956)	12,928,551	(3,284)
Pension Trusts	4,224,682	4,197,575	27,107	4,267,272	(42,589)
Property Formation Benefit Trusts	4,561	4,608	(47)	4,273	287
Loan Trusts	—	443	(443)	15,231	(15,231)

Loans and Bills Discounted	4,437,826	4,874,837	(437,010)	5,231,929	(794,102)

of Banking accounts	3,342,652	3,249,647	93,005	3,338,203	4,449
of Trust accounts	1,095,173	1,625,189	(530,015)	1,893,726	(798,552)

Securities for Investments	2,879,147	2,817,250	61,897	2,638,310	240,836

of Banking accounts	2,129,273	2,062,272	67,000	1,887,677	241,595
of Trust accounts	749,874	754,977	(5,103)	750,633	(758)

3-58